5/30

08003865

82- SUBMISSIONS FACING SHEET

PROCESSED
JUL 22 2008
THOMSON REUTERS

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Iron X Mineracao S.A.

*CURRENT ADDRESS Praia do Flamengo 154, Suite 501
Rio de Janeiro
Brasil 22210-030

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35215 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DATE: 7/21/08

Annex 1

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
DFP – STANDARDIZED FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
Spontaneous Re-submission

Base Date: 03/31/2008
Corporate Law

The CVM registry does not imply any appreciation with regard to the company, and its administrators are responsible for the veracity of the information provided.

01.01 – IDENTIFICATION

1. CVM CODE	2. COMPANY NAME	3. CNPJ No.
02145-8	IRONX MINERAÇÃO S.A.	09.295.979/0001-47
4 – NIRE 33300285121		

01.02 – HEAD OFFICES

1 – COMPLETE ADDRESS Praia do Flamengo 154, Suite 501 (part)				2. DISTRICT Flamengo
3 – CEP 22210-030		4 - CITY Rio de Janeiro		5 - STATE Rio de Janeiro
6 – DDD 21	7 – TELEPHONE 2555-5557	8 – TELEPHONE	9 – TELEPHONE	10 – TELEPHONE
11 – DDD 21	12 – FAX 2555-5550	13 – FAX 2555-5560	14 – FAX	
15 – E-MAIL ri@ironx.com.br				

01.03 – DIRECTOR OF INVESTOR RELATIONS (Address for correspondence with Company)

1 – NAME RODOLFO LANDIM MACHADO				
2 – COMPLETE ADDRESS Praia do Flamengo 154, Suite 501 (part)				3. DISTRICT Flamengo
4 – CEP 22210-030		5 - CITY Rio de Janeiro		6 - STATE Rio de Janeiro
7 – DDD 21	8 – TELEPHONE 2555-5557	9 – TELEPHONE	10 – TELEPHONE	11 – TELEPHONE
12 – DDD 21	13 – FAX 2555-5550	14 – FAX 2555-5560	15 – FAX	
16 – E-MAIL ri@ironx.com.br				

1.04 – REFERENCE / AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER		
1 - START	2 - END	3 - NUMBER	4 - START	5 - END	6 - NUMBER	7 - START	8 - END
01/01/2008	31/12/2008	1	01/01/2008	03/31/2008	4	12/18/2007	12/31/2007
9 – COMPANY NAME OF AUDITOR ACAL CONSULTORIA E AUDITORIA S.S.					10 – CVM CODE 00532-0		
11 – TECHNICIAN RESPONSIBLE GELSON JOSE AMARO					12 – CPF OF PERSON RESPONSIBLE 339.408.607-78		

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
DFP – STANDARDIZED FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
Spontaneous Re-submission

Base Date: 03/31/2008
Corporate Law

01.01 IDENTIFICATION

1. CVM CODE	2. COMPANY NAME	3. CNPJ No.
02145-8	IRONX MINERAÇÃO S.A.	09.295.979/0001-47

01.05 – COMPOSITION OF COMPANY CAPITAL

Number of Sh ares (Units)	1 03/31/2008	2 12/31/2007	3 03/31/2007
Of Paid-In Capital			
1 – Common	800	800	0
2 – Preferred	0	0	0
3 – Total	800	800	0
In the Treasury			
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 – COMPANY'S CHARACTERISTICS

1 – TYPE OF COMPANY Commercial, Industrial or Other
2 – STATUS Operational
3 – NATURE OF SHAREHOLDER CONTROL National Holding
4 – ACTIVITY CODE 3030 – Comp. Adm. Part. – Mining
5 – MAIN ACTIVITY Participation in other companies
6 – TYPE OF CONSOLIDATION Total
7 – TYPE OF AUDITOR REPORT Without reservation

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 – CORPORATE TAXPAYER NUMBER (CNPJ)	3 – COMPANY NAME

01.08 – FUNDS IN CASH

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – FUNDS	5 – INITIAL PAYMENT	6 – TYPE OF SHARE CLASS	7 – AMOUNT OF FUNDS PER SHARE

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
DFP – STANDARDIZED FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
Spontaneous Re-submission

Base Date: 03/31/2008
Corporate Law

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – CNPJ No.
02145-8	IRONX MINERAÇÃO S.A.	09.295.979/0001-47

01.09 – PAID-IN SHARE CAPITAL AND AMENDMENTS ON THE CURRENT FISCAL YEAR

1 - ITEM	2 – AMENDMENT DATE	3 – VALUE OF THE SHARE CAPITAL (Reais)	4 – VALUE OF THE AMENDMENT (Reais)	5. ORIGIN OF THE AMENDMENT	7 – QUANTITY OF ISSUED SHARES (Units)	8 – SHARE PRICE ON THE ISSUING

1.10 – DIRECTOR OF INVESTOR RELATIONS

1 – DATE	2 - SIGNATURE
05/15/2008	

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
DFP – STANDARDIZED FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
Spontaneous Re-submission

Base Date: 03/31/2008
Corporate Law

01.01 - IDENTIFICATION

1. CVM CODE	2. COMPANY NAME	3. CNPJ No.
02145-8	IRONX MINERAÇÃO S.A.	09.295.979/0001-47

02.01 – ASSETS EQUITY BALANCE (Reais)

1 – CODE	2 – DESCRIPTION	3 – 03/31/2008	4 - 12/31/2007
1	Total Assets	438	80
1.01	Current assets	438	80
1.01.01	Available	358	0
1.01.02	Credits	80	80
1.01.02.01	Clients	0	0
1.01.02.02	Misc. Credits	80	80
1.01.03	Stocks	0	0
1.01.04	Miscellaneous	0	0
1.02	Non-current assets	0	0
1.02.01	Long-term receivable assets	0	0
1.02.01.01	Misc. credits	0	0
1.02.02.02	Credits with related parties	0	0
1.02.01.02.01	With related and equivalent parties	0	0
1.02.01.02.02	With subsidiaries	0	0
1.02.01.02.03	With other related parties	0	0
1.02.01.03	Miscellaneous	0	0
1.02.02	Fixed assets	0	0
1.02.02.01	Investments	0	0
1.02.02.01.01	Related/equivalent parties	0	0
1.02.02.01.02	Related/equivalent parties – prem.	0	0
1.02.02.01.03	Participation in subsidiaries	0	0
1.02.02.01.04	Participation in subsidiaries – prem.	0	0
1.02.02.01.05	Other investments	0	0
1.02.02.02	Fixed	0	0
1.02.02.03	Intangible	0	0
1.02.02.04	Deferred	0	0

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
DFP – STANDARDIZED FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
Spontaneous Re-submission

Base Date: 03/31/2008
Corporate Law

01.01 - IDENTIFICATION

1. CVM CODE	2. COMPANY NAME	3. CNPJ No.
02145-8	IRONX MINERAÇÃO S.A.	09.295.979/0001-47

02.02 – LIABILITIES EQUITY BALANCE (Reais)

1 – CODE	2 – DESCRIPTION	3 – 03/31/2008	4 - 12/31/2007
2	Total Liabilities	438	80
2.01	Current liabilities	11	11
2.01.01	Loans and financing	0	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	0	0
2.01.04	Taxes, fees, contributions	11	11
2.01.05	Dividends payable	0	0
2.01.06	Provisions	0	0
2.01.07	Debts with related parties	0	0
2.01.08	Miscellaneous	0	0
2.02	Non-current liabilities	0	0
2.02.01	Long-term receivable liabilities	0	0
2.02.01.01	Loans and financing	0	0
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	0	0
2.02.01.04	Debts with related parties	0	0
2.02.01.05	Advances for future capital increases	0	0
2.02.01.06	Miscellaneous	0	0
2.02.02	Results from future fiscal years	0	0
2.04	Net equity	427	69
2.04.01	Paid-in company capital	800	442
2.04.01.01	Subscribed company capital	800	800
2.04.01.02	Company capital to be paid-in	0	(358)
2.04.02	Capital reserves	0	0
2.04.03	Reserves for reevaluation	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiaries/related and equivalent companies	0	0
2.04.04	Profit reserves	0	0
2.04.04.01	Legal reserve	0	0
2.04.04.02	Statutory reserve	0	0
2.04.04.03	For contingencies	0	0
2.04.04.04	For realizable profits	0	0
2.04.04.05	Profits withholding	0	0
2.04.04.06	Special for unpaid dividends	0	0
2.04.04.07	Other profit reserves	0	0
2.04.05	Accumulated profits/losses	(373)	(373)
2.04.06	Advance for future capital increase	0	0

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
DFP – STANDARDIZED FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
Spontaneous Re-submission

Base Date: 03/31/2008
Corporate Law

01.01 - IDENTIFICATION

1. CVM CODE	2. COMPANY NAME	3. CNPJ No.
02145-8	IRONX MINERAÇÃO S.A.	09.295.979/0001-47

03.01 – RESULTS STATEMENT (Reais)

1 – CODE	2 – DESCRIPTION	3 – 01/01/2008 to 03/31/2008	4 – 01/01/2008 to 03/31/2008	5 - 01/01/2007 to 03/31/2007	6 -01/01/2007 to 03/31/2007
3.01	Gross earnings from sales and/or services	0	0	0	0
3.02	Deductions from gross earnings	0	0	0	0
3.03	Net earnings from sales and/or services	0	0	0	0
3.04	Cost of asset and/or services sold	0	0	0	0
3.05	Gross result	0	0	0	0
3.06	Operations expenses/earnings	0	0	0	0
3.06.01	From sales	0	0	0	0
3.06.02	General and Administrative	(1)	(1)	0	0
3.06.03	Financial	0	0	0	0
3.06.03.01	Financial earnings	0	0	0	0
3.06.03.02	Financial expenses	0	0	0	0
3.06.04	Other Operations Earnings	1	1	0	0
3.06.05	Other Operations Expenses	0	0	0	0
3.06.06	Equity Accounting Results				
3.07	Operations Results	0	0	0	0
3.08	Non-operations results	0	0	0	0
3.08.01	Earnings	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Result before taxes/participations	0	0	0	0
3.10	Provision for Inc.Tx and Soc. Cont.	0	0	0	0
3.11	Deferred income taxes	0	0	0	0
3.12	Participations/Statutory contrib.	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversion of Int. on company cap.	0	0	0	0
3.15	Profits/losses for period	0	0	0	0
	NUMBER OF SHARES, EX-TREASURY (units)	800	800	0	0
	PROFIT PER SHARE (Reais)	0.00000	0.00000	0.00000	0.00000
	LOSS PER SHARE (Reais)				

04.01 NOTES

1. Operational Context

IRONX MINERAÇÃO S.A. was constituted on December 18th, 2007 and its corporate purpose is participation in other companies, whether *vivis* companies or business companies, as a partner, shareholder or stockholder, as well as participation in domestic or foreign companies.

The Company is headquartered at Praia do Flamengo, 154, sala 501 (parte).

2. Financial Statements

The Company's financial statements were prepared according to the Brazilian GAAP and procedures established by the Stock Exchange Commission – CVM - and Brazilian Institute of Independent Auditors – IBRACON.

There have been no material changes in the accounting practices or changes as to the criteria the same are presented in relation to those presented in the financial statements for the year ending on December 31st, 2007.

Law No. 11.638/07 of December 28th, 2007 amended and revoked the provisions of Law No. 6.404/76 and Law No. 6385/76 providing for the preparation of financial statements aiming at allowing future conversion of Brazilian accounting practices into international accounting practices (IFRS). Such changes should be applied to the financial statements for the year ending in 2008.

It is important to note that a large part of the provisions amended by the new law depends on regulations to be issued by CVM.

On May 2nd, 2008, CVM issued Ruling No. 469/08, providing for application of Law No. 11.638/07. The ruling establishes that companies may immediately apply all accounting practices provided by the new law to the "Quarterly Information" (ITR) for the year 2008 with all changes that may have impact on the financial statements for the end of year 2008, considering possible effects on the net worth and year results.

The Company chose to disclose the effects of the new law in notes to the ITRs, additionally to recording items required by Ruling 469/08 in the quarterly information for March 2008. Those items are presented below:

a. Adjustments at current value for assets and liabilities originating from long-term operations as well as short-term material operations, however the item does not apply to the Company on March 31st, 2008,
b. Fiscal incentives originating from donations or subsidies granted by the government for investment will not be categorized as capital reserve and

will be considered as part of the results for the, year however the item does not apply to the Company on March 31st, 2008.

c. Investments on affiliates on which the Company has a significant administrative influence or in which the Company has a participation of at least 20% of the voting capital, controlled companies or other companies of the same group or companies under the common control of the Company will be analyzed according to the equity equivalence method.

According to the above, assessment of investments on affiliates by the equity equivalence method should be reflected on the financial statements of March 31st, 2008, however items that may affect the Company have not been found.

Among the major changes brought by Law no. 11.638/07, in the opinion of the Company's management the matters listed below may cause change as to the presentation of the financial statements since those originate from new criteria that must be applied in determination of income and determination of Company's equity and financial situation for year 2008. The effects presented were based on the Company's best estimates for the financial statements and do not present any comparative effect in relation to previous years.

a. Increases and decrease of asset values due to assessment at market's price

Applications on financial instruments, including derivatives, rights and credit instruments of the Company's current or long-term assets, when available "for sale" or "intended to negotiation". Other instruments will be assessed by their current or adjusted cost with value of realization in the event the same should be lower

b. Deferred assets was limited to pre-operational expenditures and restructuring expenditures contributing to increase of one more corporate year.

The Company's Management will continue to evaluate the effects originating from future laws and regulations.

Summary of the Main Accounting Practices

a) Determination of Income

According to accrual basis, the COMPANY's results are basically organization expenditures.

b) *Current Assets*

Presented by their net value of realization

c) Income Tax and Social Contribution

The COMPANY did not have taxable income for the period, consequently it did not show positive calculation base for income tax and social contribution.

d) Accounting Practices

Some changes must be applied at the commencement of the year and considered effective in connection with the year's financial statements and quarterly information, as required by the Stock Exchange Commission. Other changes depend on regulations issued by regulation entities.

As the changes have been announcement recently and still depend on regulation to be finally applied, the Company's management is still assessing all the effects such changes may have on the financial statements and results for the years to come.

Based on the Company's best knowledge and accounting disclosures available at the time, the changes introduced by Law No. 11.638/07 will not have material effects on the Company's financial statements.

The Company's management will continue to assess the effects the changes mentioned above will have on its net worth and results for year 2008, taking into account instructions and guidelines to be issued by regulation authorities.

Cash flow statements were prepared according to NPC-20, issued by IBRACON, taking into account major operations that had influence on the Company and controlled companies' assets and financial applications for a maximum of 90 days. The statements are divided in three categories, namely: operational, investment and financing activities.

3. Provision for Contingencies

Provisions were not necessary as the Company's operations did not have any contingent liability.

4. Net Worth

a) Capital Stock

As of March 31st, 2008, the capital stock consisted of 800 registered common shares, without par value, fully subscribed and divided as follows:

	March 31st, 2008	
Shareholder	*Common Shares*	*R$*
MMX Mineração e Metálicos S.A	797	797
Eike Fuhrken Batista	1	1

Eliezer Batista da Silva	1	1
Raphael Almeida e Magalhães	1	1
	800	**800**

As of December 31st, 2007, the capital stock consisted of 800 registered common shares, without par value, fully subscribed and divided as follows:

	December 31st, 2008	
Shareholder	*Common Shares*	*R$*
Eduardo Duarte	790	10
Vinicius Aguillar Duarte	10	10
	800	**800**

b) Dividends

The Company's by-laws establish the distribution of a mandatory dividend of 25% of the year's net profit, adjusted as per Article 202, Law 6.404/76.

5. Subsequent Events

a) Stockholders' Resolution

The Company's stockholders at the General Meeting of April 2nd, 2008 decided and approved the following actions:

The Company's stockholders have decided to elect to the office of independent member, pursuant to the listing regulation of São Paulo Stock Exchange's New Market and according to a resolution by the Company's Board of Directors Mr. Samir Zraick who represented that he is not involved in any crime that may hinder his duties as a director of the company, thus satisfying all requirements provided in Article 147 and paragraphs of Law No. 6404/76, regulated by CVM Ruling No. 367/02.

b) Board of Directors' Resolution

On April 7th, 2008, the Board of Directors decided and approved the following measures:

(i) Ratification of the signature by the Company of an Indemnities Agreement entered into with LLX Logística, MMX and Anglo Americana as of March 31st, 2008, supplementing the Stock Purchase and Sale Agreement entered into by MMX main controlling shareholder, Mr. Eike Fuhrken Batista, certain directors of MMX and Anglo Americana, under the provisions of the material fact disclosed to the market by MMX's management on March 31st, 2008 and published in Valor Econômico on April 1st, 2008.

(ii) Approval of the Protocol and Explanation of MMX Spin-Off and Assignment of Net Worth Spin-Off Amounts to the Company and LLX Logística entered as of this date.

(iii) Approval of the Assessment Report of MMX Net Worth Amounts to be Assigned to the Company and LLX Logística, prepared by KPGM Auditores Independentes, according to which, on December 31st, 2007 its value was eight hundred and seventy-one million, nine hundred and three thousand, eight hundred and eighteen Reais and sixty-six cents (R$ 871.903.818,66) .

Common shares held by individual directors of the board were attributed on a fiduciary basis.

c) Listing as an Airline Company

As of April 24th, 2008 the Company was listed on CVM and recorded under code number 21458.

*****

05.01 COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE YEAR'S QUARTER

Financial Performance

Due to the commencement of its activities, the Company did not have taxable income for the period, consequently it did not show positive calculation base for income tax and social contribution.

Dividends and Interest on Capital

The Companies' Law and IRONX By-Laws require that the company should distribute annually to its stockholders a mandatory dividend of 25% of the previous year's net profits, as recorded in the Financial Statements. The mandatory dividend may be paid as dividends or interest on the capital.

IRONX has not yet distributed dividends since its constitution.

Other Information

According to CVM Ruling No. 381/03, article 2, we hereby declare that for the quarter ending on March 31st, 2007, ACAL CONSULTORIA E AUDITORIA S/A and related parties thereof did not provide any services to IRONX other than auditing .

06.01 – ASSETS EQUITY BALANCE (Reais)

1 – CODE	2 – DESCRIPTION	3 –	4 - 12/31/2007
1	Total Assets	438	80

1.01	Current assets	438	80
1.01.01	Available	358	0
1.01.02	Credits	80	80
1.01.02.01	Clients	0	0
1.01.02.02	Misc. Credits	80	80
1.01.03	Stocks	0	0
1.01.04	Miscellaneous	0	0
1.02	Non-current assets	0	0
1.02.01	Long-term receivable assets	0	0
1.02.01.01	Misc. credits	0	0
1.02.02.02	Credits with related parties	0	0
1.02.01.02.01	With related and equivalent parties	0	0
1.02.01.02.02	With subsidiaries	0	0
1.02.01.02.03	With other related parties	0	0
1.02.01.03	Miscellaneous	0	0
1.02.02	Fixed assets	0	0
1.02.02.01	Investments	0	0
1.02.02.01.01	Related/equivalent parties	0	0
1.02.02.01.02	Related/equivalent parties – prem.	0	0
1.02.02.01.03	Participation in subsidiaries	0	0
1.02.02.01.04	Participation in subsidiaries – prem.	0	0
1.02.02.01.05	Other investments	0	0
1.02.02.02	Fixed	0	0
1.02.02.03	Intangible	0	0
1.02.02.04	Deferred	0	0

06.02 – LIABILITIES EQUITY BALANCE (Reais)

1 – CODE	2 – DESCRIPTION	3 –	4 - 12/31/2007
2	Total Liabilities	438	80
2.01	Current liabilities	11	11
2.01.01	Loans and financing	0	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	0	0
2.01.04	Taxes, fees, contributions	11	11
2.01.05	Dividends payable	0	0
2.01.06	Provisions	0	0
2.01.07	Debts with related parties	0	0
2.01.08	Miscellaneous	0	0
2.02	Non-current liabilities	0	0
2.02.01	Long-term receivable liabilities	0	0
2.02.01.01	Loans and financing	0	0
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	0	0
2.02.01.04	Debts with related parties	0	0
2.02.01.05	Advances for future capital increases	0	0
2.02.01.06	Miscellaneous	0	0
2.02.02	Results from future fiscal years	0	0
2.03	Non-controller shareholders participation		
2.04	Net equity	427	69
2.04.01	Paid-in company capital	800	442
2.04.01.01	Subscribed company capital	800	800
2.04.01.02	Company capital to be paid-in	0	(358)
2.04.02	Capital reserves	0	0
2.04.03	Reserves for reevaluation	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiaries/related and	0	0

	equivalent companies		
2.04.04	Profit reserves	0	0
2.04.04.01	Legal reserve	0	0
2.04.04.02	Statutory reserve	0	0
2.04.04.03	For contingencies	0	0
2.04.04.04	For realizable profits	0	0
2.04.04.05	Profits withholding	0	0
2.04.04.06	Special for unpaid dividends	0	0
2.04.04.07	Other profit reserves	0	0
2.04.05	Accumulated profits/losses	(373)	(373)
2.04.06	Advance for future capital increase	0	0

07.01 – RESULTS STATEMENT (Reais)

1 – CODE	2 – DESCRIPTION	3 – 01/01/2008 to 03/31/2008	4 – 01/01/2008 to 03/31/2008	5 - 01/01/2008 to 03/31/2008	6 -01/01/2008 to 03/31/2008
3.01	Gross earnings from sales and/or services	0	0	0	0
3.02	Deductions from gross earnings	0	0	0	0
3.03	Net earnings from sales and/or services	0	0	0	0
3.04	Cost of asset and/or services sold	0	0	0	0
3.05	Gross result	0	0	0	0
3.06	Operations expenses/earnings	0	0	0	0
3.06.01	From sales	0	0	0	0
3.06.02	General and Administrative	(1)	(1)	0	0
3.06.03	Financial	0	0	0	0
3.06.03.01	Financial earnings	0	0	0	0
3.06.03.02	Financial expenses	0	0	0	0
3.06.04	Other Operations Earnings	1	1	0	0
3.06.05	Other Operations Expenses	0	0	0	0
3.06.06	Equity Accounting Results				
3.07	Operations Results	0	0	0	0
3.08	Non-operations results	0	0	0	0
3.08.01	Earnings	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Result before taxes/participations	0	0	0	0
3.10	Provision for Inc.Tx and Soc. Cont.	0	0	0	0
3.11	Deferred income taxes	0	0	0	0
3.12	Participations/Statutory contrib.	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversion of Int. on company cap.	0	0	0	0
3.14	Non-controller shareholders participation				
3.15	Profits/losses for period	0	0	0	0
	NUMBER OF SHARES, EX-TREASURY (units)	800	800	0	0
	PROFIT PER SHARE (Reais)	0.00000	0.00000	0.00000	0.00000
	LOSS PER SHARE (Reais)				

08.01 COMMENTS ON THE COMPANY'S CONSOLIDATED PERFORMANCE FOR THE YEAR'S QUARTER

Financial Performance

Due to the commencement of its activities, the Company did not have taxable income for the period, consequently it did not show positive calculation base for income tax and social contribution.

Dividends and Interest on Capital

The Companies' Law and IRONX By-Laws require that the company should distribute annually to its stockholders a mandatory dividend of 25% of the previous year's net profits, as recorded in the Financial Statements. The mandatory dividend may be paid as dividends or interest on the capital.

IRONX has not yet distributed dividends since its constitution.

Other Information

According to CVM Ruling No. 381/03, article 2, we hereby declare that for the quarter ending on March 31st, 2007, ACAL CONSULTORIA E AUDITORIA S/A and related parties thereof did not provide any services to IRONX other than auditing .

17.08 – Special Revision Report – Without Reservations

Independent Auditors Report on Special Revision

To
IRONX MINERAÇÃO S/A
Shareholders and Directors

1. We performed a special revision of **IRONX MINERAÇÃO S/A** (the Company) Quarterly Information – ITR – for the year's quarter ending as of March 31st, 2008, constituted by the Company's balance sheet, income statement, net worth changes, origins and application of funds, performance report and material information. Those reports were prepared according to the Brazilian GAAP and are responsibility of the Company's management.

2. Our revision was prepared according to specific rules established by IBRACON and the Federal Board of Accounting – CFC and consisted mainly of: (a) questioning and discussion about the main criteria adopted in the preparation of the Quarterly Information with company's directors responsible for accounting, financial and operational areas and (b) revision of the information and subsequent events that have or may have material effects on the Company's financial position and operations.

3. According to the mentioned on the Explanatory Note 2, on December 28, 2007, the Act no. 11.638 was promulgated, effective from January 1st, 2008. This act changed, revoked and introduced new dispositions to Act no. 6.404/76 (Share Companies Act) and made changes on accountancy practices adopted in Brazil. Despite of the referred Act have already entered in force, some amendments introduced by it depend on standardization by the regulating bodies to be applied by the companies. So, in this transition phase, CVM, by the CVM Instruction no. 469/08, opted for not applying all the dispositions of Act no. 11.638/07 on the prepare of Quarterly Information (ITR). So, the accountant information contained on ITR of the quarter ended on March 31, 2008, where elaborated according to specific instructions of CVM and do not comprise all the amendments on accounting practices introduced by Act no. 11.638/07.

4. Based on our special revision, we have no knowledge of any relevant amendment which shall be made on the Quarterly Information referred above, so they will be complying with the accounting practices adopted in Brazil, applied in a compatible way with the standards issued by the Brazilian Securities and Exchange Commission – CVM, specifically applicable to the elaboration of Quarterly Information, including the CVM Instruction no. 469/08.

5. Previously we audited the balance sheet researched on December 31, 2007, presented for comparison purposed, and we issue the opinion without reservation, dated as of February 26, 2008.

Rio de Janeiro, May 15, 2008

ACAL CONSULTORIA E AUDITORIA S/S
CRC – RJ – 1144

Gelson José Amaro – Responsible Partner
CRC – RJ – 049.669/O-4 – Accountant

19.01 DESCRIPTION OF AMENDED INFORMATION

Amendment on the opinion date to 05/15/2008

01.01 – IDENTIFICATION

1. CVM CODE	2. COMPANY NAME	3. CNPJ No.
02145-8	IRONX MINERAÇÃO S.A.	09.295.979/0001-47

TABLE OF CONTENTS

Annex 2

RECEIVED
2008 MAY 30 A 10:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BEGÔNIA PARTICIPAÇÕES S.A.

CNPJ/MF: 09.295.979/0001-47
NIRE: 33.3.0028512-1

MINUTES OF EXTRAORDINARY GENERAL MEETING HELD ON FEBRUARY 1ST, 2008

I. **DATE, TIME AND PLACE OF MEETINGS**: At 9:00 am of February 1, 2008, at the corporate headquarters of the Company, located at Rua da Candelária No. 79, cobertura 01 – (parte)

II. **QUORUM:** Presence of all the shareholders of the Company.

III. **CONVENING:** Waived, having in view the presence of all the shareholders of the Company, according to §4 of Article 124 of Law No. 6.404/76.

IV. **CHAIR:** Chairman: Mr. Eike Fuhrken Batista
Secretary: Paulo Carvalho de Gouvêa

V. **AGENDA:** (i) Decide on the alteration of the corporate name of Company; (ii) Decide on the change of address of the Company's headquarters; (iii) Approve the amendment of the purpose of the Company; (iv) Update and renew the Company's Bylaws so as to adjust them to the minimum rules of corporate governance required by the Regulation of Listing of the Novo Mercado of the São Paulo Stock Exchange; and (v) Elect the members of the Board of Directors of the Company.

VI. **RESOLUTIONS**: Preliminarily, the shareholders decided to authorize the drafting of the minutes of the meeting in the form of summary of the facts occurred and their publication as an omission of the signatures. Afterwards, the following resolutions were taken unanimously by the shareholders present:

(i) Approve the amendment of the corporate name of the Company, which will become "Iron X Mineração S.A.", altering, consequently, the wording of Article 1 of the Bylaws of Company, which will be in force with the following wording:

"**Article 1**: *Iron X Mineração S.A. (the "Company") is a joint stock company, governed by these Bylaws, by Law No. 6.404, of December 15, 1976 ("Law No. 6,404/76") and by the other Laws and Regulations applicable thereto."*

(ii) Approve the change of address of the corporate headquarters of the Company, which will then be located on Praia do Flamengo, 154, sala 501 (parte), CEP: 22210-030, City and State of Rio de Janeiro, consequently altering, the wording of Article 2 of the Articles of Incorporation of the Company, which will then be in force with the following wording:

*"**Article 2** – The Company has its headquarters and venue in the City of Rio de Janeiro, State of Rio de Janeiro, at Praia do Flamengo, 154, sala 501 (parte), CEP: 22210-030,*

and may be able to create and maintain branches, agencies or representations, anywhere in Brazil or abroad, by resolution of the Management, regardless of authorization by the Board of Directors or of the General Meetings."

(iii) Approve the alteration of the corporate purpose of the Company to include (i) the industry and trade of ores in general, across the domestic territory and abroad, comprising research, exploration, mining, improvement, industrialization, transport, export and trade of mineral goods; (ii) the provision of geological services; (iii) import , export, transport and trade of mineral, chemical and industrial products; (iv) the construction, fabrication, and assemblage of metallic structures; (v) the fabrication, transformation, trade, import and exports of steel products; (vi) installation, operation and exploration of maritime terminals own or third parties', for private, mixed or public use; (vii) construction, operation and exploration of maritime terminal appurtenant to the company or to third parties, of private, mixed or public use; (viii) construction, operation and exploration of railroads and/or railroad traffic own or third parties', as concessionaire of a public service or not; (ix) provision of cargo transport integrated logistical services; (x) generic export and import of goods, equipment and products; (xi) the generation, import, export and trade of electric energy, implantation of electric generation plants, of a thermal, water, wind or other source, the acquisition and import of fuel and the implantation of the associated infrastructure; and (xii) the development, exploration, implantation, operation and management of water resources projects, the commerce of water, mineral or industrial, the implantation of logistics associated to trade or delivery of water and the provision of water resources industry services. As a consequence, the wording of Article 3 of the Company's Articles of Incorporation starts now reads as follows:

"***Article 3***- *The corporate purpose of the Company is: (i) the industry and trade of ores in general, across the domestic territory and abroad, comprising research, exploration, mining, improvement, industrialization, transport, export and trade of mineral goods; (ii) the provision of geological services; (iii) import, export, transport and trade of mineral, chemical and industrial products; (iv) construction, fabrication and assembly of metallic structures (v) fabrication, transformation, trade, import and export of steel products; (vi) the installation, operation and exploration of integrated or non-integrated steel plants, for the production and trade of products and sub-products of iron and steel; (vii) the construction, operation and exploration of own and third party maritime terminals, for private, mixed or public use; (viii) the construction, operation and exploration of railroads and/or railroad traffic private or third parties, as licensee of a public service or not; (ix) the provision of integrated logistical services of cargo transport; (x) the generic export and import of assets, equipment and products; (xi) the generation, import, export and trade of electricity, the implantation of electric generation plants, of a thermal, water, wind or other source, the acquisition and import of fuel and the implantation of associated infrastructure; (xii) the development, exploration, implantation, operation and management of water resources projects, commerce of water, whether mineral or industrial, the implantation of logistics associated to the trade or delivery of water and the provision of services of the water resources industry; (xiii) participation in the capital of other national or international companies incorporated in any way and whatever their corporate purposes."*

(iv) Approve the reform and consolidation of the Company's Articles of Incorporation, which now have the wording of Attachment I to these minutes, so as to adjust them to the minimum governance rules required by the Regulation of the Novo Mercado of the São Paulo Stock Exchange.

(v) Elect as effective members of the Board of Directors, with a mandate of until the holding of the Annual Shareholders' Meeting to be held in the fiscal year of 2009, Messrs. (a) Eike Fuhrken Batista, Brazilian, legally separated, metallurgical engineer, holder of ID Card No. 05.541.921-2 IFP/RJ, taxpayer register CPF/MF No. 664.976.807-30, residing and domiciled in the City and State of Rio de Janeiro, at Praia do Flamengo No. 154, 10 andar, CEP 22210-030; (b) Eliezer Batista da Silva, Brazilian, a widower, engineer, holder of ID Card No. 02314419-9 IFP/RJ, taxpayer register CPF/MF No. 607460507-63, residing and domiciled in the City and State of Rio de Janeiro, at Praia do Flamengo No. 154, 10 andar, CEP 22210-030 and 9c) Raphael de Almeida Magalhães, Brazilian, married under the common property system, holder of ID Card No. 9.012 OAB (Brazilian Bar Association), CPF/MF No. 0079340007-59, residing and domiciled in the City and State of Rio de Janeiro, at Av. Atlântica No. 1782/802, CEP 22021-001, to occupy the offices, respectively, of Chairman, Honorary Chairman and Member of the Board of Directors. Additionally, the Directors presently elected to the Meeting declared that they have a clean criminal record, having nothing that prevents them from exercising the commercial activity, especially those contemplated in Article 147 of Law No. 6.404/76, regulated by CVM Instruction No. 367/02;

VII. CLOSING: As there was nothing else to be dealt, the Chairman closed the works, drawing up these minutes, which were read, approved and signed by all present in the books.

VIII. SHAREHOLDERS IN ATTENDANCE - MMX MINERAÇÃO E METÁLICOS S.A. and EIKE FUHRKEN BATISTA.

IX. CERTIFICATE: This is a faithful copy of the Minutes of the Special Shareholders' Meeting of Begônia Participações S.A., signed by all and drawn up in the appropriate book.

Rio de Janeiro, February 1, 2008

[signature]
Paulo de Carvalho de Gouvêa
Secretary

Translator's Note: The signature above was duly authenticated at the 21st Officious de Notes.

(stamp) Board of Trade of the State of Rio de Janeiro

8

IRONX MINERAÇÃO S.A.

CNPJ/MF: 09.295.979/0001-47
NIRE No.: 33.3.0028512-1

ATTACHMENT I

ARTICLES OF INCORPORATION

CHAPTER I
Name, Headquarters, Purpose and Duration

Article 1 – IronX Mineração S.A. (the "Company") is a joint stock company, which is governed by these Articles of Incorporation, by Law 6.404, of December 15, 1976 ("Law No. 6,404/76") and by the other Laws and Regulations applicable thereto.

Sole §- With the admission of the Company to the Novo Mercado of the São Paulo Stock Exchange – BOVESPA, the Company, its shareholders, administrators and members of the Audit Committee are subject to the Listing Regulation of Novo Mercado of BOVESPA.

Article 2- The Company has its headquarters and venue in the City of Rio de Janeiro, State of Rio de Janeiro, at Praia do Flamengo, 154, sala 501 (parte), CEP: 22210-030, and may create and hold branches, agencies or representations, anywhere in the Country or abroad, by resolution of the Management, regardless of authorization by the Board of Directors or the General Meeting.

Article 3- The corporate purpose of the Company is: (i) industry and trade of ores in general, across the domestic territory and abroad, comprising the research, exploration, mining, improvement, industrialization, transport, export and trade of mineral goods; (ii) the provision of geological services; (iii) the import, export, transport and trade of mineral, chemical and industrial products; (iv) the construction, fabrication and assembly of metallic structures; (v) the fabrication, transformation, trade, import and export of steel products; (vi) the installation, operation and exploration of integrated or non-integrated steel plants, for production and trade of iron and steel products and subproducts; (vii) construction, operation and exploration of private or third parties' maritime terminals, for private, mixed, or public use; (viii) the construction, operation and exploration of railroads and/or private or third parties' railroad traffic, as licensee of public service or not; (ix) the provision of integrated cargo transport logistics services; (x) the generic export and import of goods, equipment and products; (xi) the generation, import, export and trade of electricity, the implantation of electricity plants, of a thermal, water, wind or other source, acquisition and import of fuel and the implantation of associated infrastructure; (xii) the development, exploration, implantation, operation and management of water resources products, the commerce of water, mineral or industrial, the implantation of logistics associated to the commercialization or delivery of water and the provision of services of the water resources industry; (xiii)

participation in the capital of other companies, national or international, incorporated in any way, and whatever their corporate purposes.

Article 4- The duration of the Company is indefinite.

CHAPTER II
Capital Stock and Shares

Article 5 - The Capital Stock of the Company is R$ 800.00 (eight hundred reais), divided into 800 (eight hundred) common, nominative shares without par value.

§1- Each common share gives the right to one vote in the resolutions of the general meeting.

§2- The Company's shares are all book shares, held in a deposit account, in the name of their owners, with the financial institution authorized by the Securities and Exchange Commission, and there may be collected from the disposing shareholder the cost of the service of such transfer, in compliance with the maximum limits set by CVM (Securities & Exchange Commission).

§3- The Company may not issue preferred shares or founders' shares.

§4- The Company may issue simple debentures or debentures convertible into shares, by resolution of the Board of Directors and, if convertible into shares, within the limit of the authorized capital.

§5- The capital increases may be resolved with the exclusion of the preemptive right of shareholders to the subscription of new security values issued by the Company, in the events contemplated in Article 172 of Law 6.404/76, and it is certain that such increases may be performed upon public or private subscription of shares, by conversion of debentures or other securities or incorporation of reserves, capitalizing the resources in the modes admitted in the Law.

§6- The payment of dividends and the distribution of shares from the capital increase, when applicable, shall be made within 60 (sixty) days, the first, counted from its declaration, the second, counted from the publication of the respective minutes according to the law, except if the general meeting, with respect to the dividend, determines that this be paid in a longer period, but in the course of the fiscal year in which it is declared, and in connection with the capital increase, determine that this be paid in a shorter period.

§7- The shares will participate in the dividends of the fiscal year in which they are issued as follows: (i) shares subscribed up to June 30 of each fiscal year will be entitled to the full dividends of the fiscal year; (ii) the shares subscribed from July 1 of each fiscal year will be entitled to half of the dividends distributed in said fiscal year.

Article 6- The Company is authorized to increase its capital regardless of a decision by the meeting, up to the limit of R$ 1,000,000,000.00 (one billion reais), by decision of

the Board of Directors, who will set the number of common shares to be issued, the price of issue and the conditions of subscription and placement.

Article 7- The Board of Directors may approve the issue of new shares without preemptive right for the former shareholders, as established in §5 of Article 5 of these Articles of Incorporation.

CHAPTER III
The Administration

Article 8 - The Company's management will be exercised by the Board of Directors and executed by the Management, according to the law and these Articles of Incorporation.

> **§1**- The General Shareholders' Meeting of the Company, or its Board of Directors, depending on the case, may create the technical and/or institutional bodies, intended to advise the administrators, who are deemed necessary for perfect operation of the company.
>
> **§2**- The General Meeting will set the remuneration of the administrators, in compliance with the provisions in Articles 13 and 20 of these Articles of Incorporation.

SECTION I
The Board of Directors

Article 9 – The Board of Directors will be comprises of, at least 3 (three) members and, at most, 11 (eleven) members, all shareholders and resident or not in the country, with the name of Directors, elected by the General Meeting, with a unified mandate of 1 (one) year, who may be reelected. The General Meeting may, furthermore, appoint up to 2 (two) deputy members to the Board of Directors, who will substitute eventual absences of any incumbent members of the Board of Directors, at the regularly called meetings.

> **§1** – The members of the Board of Directors, after the management period, will remain in the exercise of their respective offices, until the election and investiture of new Directors.
>
> **§2**- Among the members elected to the Board of Directors, at least 20% shall be independent directors, as defined in the Regulation of BOVESPA's Novo Mercado.
>
> **§3**- In the event of there occurring a permanent vacancy of a member of the Board of Directors, the Chairman of the Board shall call the General Meeting to elect missing vacancies, always respecting the provisions in §2 of this Article.
>
> **§4**- The members of the Board of Directors will only be invested in their respective offices, by signing the deed of investiture drawn up in the book of

minutes of the Board of Directors, and by signing the Term of Consent of the Administrators, contemplated in the Listing Regulation of BOVESPA's Novo Mercado.

Article 10 – Immediately after the investiture of its members, the Board of Directors will elect: a) a Chairman, who will summon and preside over the meetings; and b) an Honorary Chairman, who will substitute the Chairman in his impediments and absences.

Article 11 – The Board of Directors will meet, ordinarily, 1 (once) per quarter, and especially, whenever necessary by call of the Chairman or of 2 (two) members, the call being waived in the event of all the members attending.

§1- The meetings will be called by written communication, issued at least 5 (five) days in advance, which shall set forth the location, date and time of the meeting, as well as, in short, the agenda.

§2 – The call contemplated in the previous § will be waived whenever all the members of the Board of Directors are present at the meeting.

§3 – For the meetings of the Board of Directors to be convened and validly deliberate, it will be necessary the presence of the majority of its acting members, among them, the Chairman of the Board, or, in the case of impediment or temporary absence of the latter, the Honorary Chairman, the one who has sent his vote in writing will be considered as present.

§4- The Board of Directors will resolve by majority of votes, it being incumbent upon the Chairman of the Board, or, in the event of temporary impediment or absence of the latter, the Honorary Chairman will have the casting vote.

§5- The minutes of the meeting of the Board of Directors who elects, removes, designates or sets the attributions of the Directors shall be filed at the Board of Trade of the State of Rio de Janeiro and published at a local press body, and an identical procedure will be adopted for acts of another nature, which must produce effects before third parties, or when the Board of Directors deems convenient.

Article 12 – In the event of absence or temporary impediment, the Director absent or impeached will be substituted automatically and temporarily by one of the deputy members, who will be chosen by the Chairman of the Board.

Article 13 – The remuneration of the members of the Board of Directors will be global and annually set by the General Meeting, which will homologate also, when applicable, the amount and percentage of participation that shall fall upon them from the profits, in compliance with the limit provided in §1 of Article 152 of Law 6,404/76. The Chairman of the Board of Directors will distribute such remuneration among its members.

Article 14- The following is incumbent upon the Board of Directors:

(i) to establish the objectives, policy and general guidelines of the Company's business;

(ii) to call the Annual Shareholders' Meeting of the Company, and, when necessary, the Special Shareholders' Meeting;

(iii) to appoint and remove the Company's directors, setting their attributions, in compliance with these Articles of Incorporation;

(iv) to pronounce, expressly on the Report of the Administration, the Management accounts and the financial statements of the fiscal year, among them, the periodical and eventual information to be provided according to the Rules of CVM and of the Regulation of the Listing of BOVESPA's Novo Mercado.

(v) to inspect the management of the Directors;

(vi) to examine the acts, books, documents and contracts of the Company;

(vii) to deliberate on the issue of subscription bonuses;

(viii) to deliberate on increases in the capital stock up to the limit contemplated in these Articles of Incorporation, setting their conditions of issue and placement of shares;

(ix) to deliberate on the issue of debentures and promissory notes for public subscription;

(x) to deliberate on the exclusion of the preemptive right of the shareholders to the subscription of new security amounts issued by the Company, in the events contemplated in Article 172 of Law No. 6,404/76;

(xi) to submit to the General Meeting the destination to be given to the net profit of the fiscal year;

(xii) to authorize the disposal of assets from the permanent assets, the constitution of real burden and the provision of guarantees to third party obligations;

(xiii) to choose and remove independent auditors;

(xiv) to authorize the purchase of shares of the Company, to remain in the treasury or be cancelled, pursuant to the law and the regulatory provisions in force;

(xv) to define the triple list of specialized companies to determine the economic value of the Company for purposes of public offerings contemplated in these Articles of Incorporation; and

(xvi) to deliberate on the "casus omissus" in these Articles.

SECTION II
The Management

Article 15 – The Management is comprised of, at least, 2 (two) directors and a maximum of 8 (eight) members, whether shareholders or not, all residing in the country and elected by thc Board of Directors.

§1 – In compliance with these Articles of Incorporation, the attributions and powers of the members of the Management will be set by the Board of Directors, which shall designate a CEO and an Investors Relations Director.

§2- The members of the Management will be invested in the respective offices by signing the deed of investiture, drawn up in the book of minutes of the Management, as well as the Term of Consent of the Administrators contemplated in the Regulation of listing in BOVESPA's Novo Mercado.

§3 – The management period of each Director will be 1 (one) year, reconduction being permitted.

§4- After the end of the management period, they will remain in their respective offices until election and investiture of the new Directors.

§5 – Occurring a vacancy in the office of Director, the Board of Director may elect a deputy, whose mandate shall expire with that of the other Directors.

Article 16- It is incumbent upon the Management to exercise the attributions that the law, these Articles of Incorporation and the Board of Directors confer upon them to perform the acts, however special they might be, provided that permitted by law, necessary to regulate the Company's operation.

Article 17- In compliance with the provisions in Article 14 of these Articles of Incorporation, the Management shall:

(i) perform the works determined by the Board of Directors;

(ii) represent the Company, as plaintiff and defendant, in court or outside it;

(ii) execute contracts, acquire rights and assume obligations of any nature, acquire, dispose of or encumber property, take out loans and grant guarantees in the interest of the Company and its subsidiaries, open and operate bank accounts, issue and endorse checks and promissory notes; issue and endorse trade bills and bills of exchange; endorse warrants, warehouse warrants and bills of lading; engage and dismiss employees; receive and give quittance, compromise, renounce rights, waive, sign liability instruments; perform all the management acts necessary to the accomplishment of the corporate purposes; cast the vote of Company at general meetings of companies in which it participates, according to the previous orientation of the Board of Directors; record in the books of account all the Company's transactions; insure and maintain adequately insured by a reputable insurer all the Company's assets subject to insurance;

(iv) prepare, annually, the Administration Report, the Management accounts and the financial statements of the fiscal year, among the periodical and eventual information to be provided according to the Regulation of Listing in BOVESPA's Novo Mercado, as

well as to submit, after an opinion by the Board of Director and Audit Committee, if the latter is functioning, the financial statements required by law and the proposal for destination of the fiscal year's income;

(v) prepare drafts of the Company's expansion and modernization plan;

(vi) submit to the Board of Directors the general and special budgets of the Company, including conjuncture restatements, in the course of the annual and pluriannual fiscal years to which the members refer; and

(vii) approve and modify organization charts and internal regimes.

Article 18- The representation as plaintiff and defendant of Company, in acts, contracts and operations that imply liability by Company is privately incumbent upon the CEO, acting individually, or to two Directors, acting together. However, the management may authorize the representation to be fulfilled by only 1 (one) Director, by collective appointment by the body.

> **Sole §**- The Company will be represented by any Director, individually, without the formalities contemplated in this Article, in the cases of receipt of legal summons or notices and in the rendering of personal depositions; it will be represented, in the cases permitted by law, by appointed agents, by letter.

Article 19- In the limits of its attributions, 2 (two) Directors may constitute attorneys-in-fact or proxies to, jointly with a Director or regularly constituted another attorney-in-fact, as established in the respective instruments, represent the Company in the legitimate practice of acts and assumption of obligations in the name of Company. The mandates will define, precisely and fully, the powers granted.

> **Sole §**- The mandates will be granted always for a certain period, except legal ones, which may be granted for an indefinite period.

Article 20 – The remuneration of the Directors will be fixed globally and annually by the General Meeting, which will also set, when applicable, the amount and percentage of participation of the management in the Company's profits, in compliance with the limit provided in §1 of Article 152 of Law 6,404/76.

Article 21 – The Management will meet ordinarily at least once per quarter and specially whenever the corporate interest of the Company requires it, it being established that all of its meetings will be presided by the CEO or, in his absence, by the Director who is chosen at the time among those present.

> **§ 1**- The meetings will always be called by any 2 (two) directors, the call being waived in the event of all of its members attending. In order to be convened and properly deliberate, the presence of the majority of the directors exercising their offices at the time will be necessary, or of two directors, if only two directors are in office.

§2 – The resolutions of the Management will be set forth in minutes drawn up in the appropriate book and will be taken by majority of votes. In the event of a tie, the Chairman will have the casting vote.

§3 – In the absences or temporary impediments of any director, the latter may appoint a deputy, the act being subject to approval by the Management. The deputy approved will perform all the duties, with all the powers, including the right to vote and duties of the deputy director.

§4 – The deputy may be one of the other directors who, in this case, will vote in the meetings of the Management for himself and for the director he is substituting.

CHAPTER IV
The Audit Committee

Article 22 – The Company will have an Audit Committee comprised of 3 (three) permanent members and an equal number of deputies, which will operate part time.

§ 1- The members of the Audit Committee, natural persons, residing in the country, legally qualified, will be elected by the General Meeting who deliberates on the convening of the body, by request of the shareholders who fill the requirements stipulated in §2 of Article 161 of Law 6,404/76, with a mandate until the first annual shareholders' meeting held after the election.

§2- The members of the Audit Committee will only be entitled to the remuneration set to them by General Meeting, during the period in which the body operates and are in the effective exercise of their duties, in compliance with §3 of Article 162 of Law No. 6,404/76 with wording given by Law No. 9,457/97.

§3- The members of the Audit Committee will be invested in their respective offices by signing the deed of investiture, drawn up in the book of minutes of the meetings of the Audit Committee, as well as the Term of Consent of the Members of the Audit Committee contemplated in the Regulation of Listing in BOVESPA's Novo Mercado.

§4 – When convened, the Audit Committee will have the attributions of contemplated in the law. The duties of the members of the Audit Committee may not be delegated.

CHAPTER V
The General Meetings

Article 23 – The General Shareholders' Meeting, pursuant to the terms of the law, will meet:

a) Ordinarily in the first four months, after the fiscal year is ended, to:

I – take the accounts of the administrators, examine, discuss and vote on the financial statements;

II – elect the Board of Directors at the appropriate times and the Audit Committee, when applicable;

III- deliberate on the destination of the profits of the fiscal year, if any, and the distribution of dividends, when applicable; and

IV – set the remuneration of the directors.

b) Extraordinarily always that, upon legal call, the corporate interests to recommend or require the shareholders manifestation.

Article 24 – The General Meeting will be convened and directed by the Chairman of the Board of Directors or, in his absence or impediment, installed by another Director by a Chairman chosen by the Shareholders. The Secretary of the presiding officers will be freely chosen by the Chairman of the Meeting.

Article 25 – The call announcements, published according to the law and pursuant to the law, will contain, in addition to the location, date and time of the Meeting, the agenda specified and, in the case of reform of the Articles of Incorporation, indication of the matter.

Article 26 - The Call Notice may subject the presence of the shareholder in the General Meeting to compliance with the requirements contemplated in the law. For such, he must submit a document that proves his identification as shareholders. The deposit of such documents may be required 72 (seventy-two) hours in advance of the date set for the meeting to be held.

Sole §- In addition to the matters under its competence provided in the law and herein, the Special Shareholders' Meeting shall also approve:

I – the cancellation of the registration of public limited company at CVM;

II – the exit of the Company from BOVESPA's Novo Mercado;

III – the choice of specialized company responsible for determining the economic value of the Company for purposes of public offerings contemplated in these Articles of Incorporation, among the companies previously appointed by the Board of Directors; and

IV – the plans for concession of purchase option to administrators and employees of the Company and of other companies controlled directly or indirectly by the Company, with exclusion of the preemptive right of shareholders.

CHAPTER VI
Fiscal Year

Article 27 – The fiscal year will begin on January 1st and end on December 31st of each year and shall comply, with respect to the financial statements, the Regulation of Listing of BOVESPA's Novo Mercado and the applicable legal provisions.

Article 28 - Before any participation, the accrued losses and the provision for income tax will be deducted from the fiscal year income.

Article 29 – The Board of Directors will present at the General Meeting for approval the proposal on the destination of the net profits of the fiscal year that remains after the following deductions or accretions, performed in descending order, as follows:

a) 5% (five percent) for formation of the Legal Reserve, which shall not exceed 20% (twenty percent) of the capital stock. The constitution of the Legal Reserve may be waived in the fiscal year on which its balance, plus the amount of the capital reserves, exceed 30% (thirty percent) of the Capital Stock;

b) Amount destined to the formation of Reserves for Contingencies and reversal of those formed in previous fiscal years;

c) Amount destined to constitution of the Realizable Profits Reserve;

d) Payment of the minimum compulsory dividends of the shareholders.

> **§1** – The minimum compulsory dividend to be distributed by the Company will be 25% (twenty-five percent) of the adjusted net profits of the Company.
>
> **§2**- The financial statements shall demonstrate the destination of the entire net profits in the presupposition of their approval by the Annual Shareholders' Meeting of São Paulo and shall be prepared in strict compliance with the Regulation of Listing in BOVESPA's Novo Mercado and other applicable provisions.
>
> **§3** – By resolution of the Board of Directors, the Company may credit or pay to the shareholders' remuneration interest on net current assets, observing, for such, the applicable legislation. The amounts paid or credited by the Company as interest on net current assets may be imputed, pursuant to the terms of the applicable legislation, to the value of compulsory dividends.

Article 30 – The Company, by resolution of the Board of Directors, may draw up the biannual balance sheet and declare dividends to the account of profits verified in these balance sheets. The Board of Directors may declare interim dividends to the account of accrued profits or profit reserves existing in the last annual or biannual balance sheet.

Article 31- The action to plead dividends, which if not claimed in time will revert to the benefit of the Company, prescribes in 3 (three) years.

CHAPTER VII

Disposal of Control

Article 32 – The disposal of the Company's control, both by means of a single operation, as by means of successive operations may only be contracted under the condition, suspensive or resolutive, that the acquirer undertakes to effect the public offering of acquisition of the other shares of other shareholders of the Company, in compliance with the conditions and periods contemplated in the legislation in force and in the Regulation of Listing in BOVESPA's Novo Mercado, so as to assure them egalitarian treatment to the one given to the disposing shareholder, and observing, moreover, the procedures established by BOVESPA and by CVM (the Brazilian Securities and Exchange Commission).

> **Sole §**- The public offering required in the heading of this Article will still be required when there is assignment without remuneration of subscription rights f shares and other securities or rights related to securities convertible into shares, resulting in the disposal of the Company's control, and, in the case of disposal of the control of the company which holds the power of control over the Company, whereas, in this case, the controlling shareholder effecting the disposal will be obliged to declare to BOVESPA the value attributed to the Company in this disposal and attach the documentation proving this amount.

Article 33 – The public offering contemplated in Article 32 shall also be effected if the acquirer of the control is already a shareholder of the Company and, as a result of the private shares purchase agreement, signed with the controlling shareholder, involving any number of shares, acquires its share control. In this event, the acquirer shall reimburse the shareholders from whom it has purchased shares in the stock exchange in the 6 (six) months prior to the date of disposal of the share control, to whom it shall pay the difference between the price paid to the controlling shareholder and the value paid in the stock exchange, for shares of the Company in this period, duly restated.

Article 34 – The Company will not register any transfer of shares to the acquirer of the controlling power or to the shareholder(s) who hold the controlling power, while this/these shareholder(s) do(es) not subscribe the Term of Consent of Controllers contemplated in the Regulation of Listing in BOVESPA's Novo Mercado.

> **Sole §**- Likewise, the no Shareholders' Agreement that provides on the exercise of controlling power may be registered at the Company's headquarters without their signatories having subscribed the Term of Consent mentioned in this Article.

CHAPTER VIII
Cancellation of the Registration of the Public Held Company

Article 35 – Without prejudice to the legal and regulatory provisions, the cancellation of registration of the Company as publicly held company at CVM shall be preceded by a public offering of acquisition of shares, which shall have as a price, at least, compulsorily, the value of Company and its shares that is determined in an assessment report by a specialized company by using the economic value of the shares as verification criteria, by a recognized technology or based on other criteria that is defined

by CVM. The choice of specialized company will be according to these Articles of Incorporation.

> **§1** – In compliance with the other terms of Regulation in the Listing in BOVESPA's Novo Mercado of these Articles and of the ruling legislation, the public offering for cancellation of registration may provide also for the swap of securities of other publicly held companies, to be accepted at the discretion of the offered party.

> **§2** – The cancellation shall be preceded by a Special Shareholders' Meeting in which one deliberates specifically on such cancellation.

Article 36- If the assessment report referred to in Article 35 is not ready by the date of the Special Shareholders' Meeting called to resolve on the cancellation of the registration of publicly held company, the controlling shareholder, the group of shareholders who holds controlling power of the Company or the Company itself shall inform at this meeting the maximum amount per share or lot of one thousand shares for which it will formulate the public offering.

> **§1** – The public offering will be subject to the value being verified in the assessment report referred to in Article 35 not being superior to the value disclosed by the controlling shareholder, group of shareholders holding the controlling power of the Company or by the Company itself, at the meeting mentioned in the heading of this Article.

> **§2**- If the value of shares determined in the assessment report is superior to the value informed by the shareholder, group of shareholders holding the controlling power or by the Company itself, the resolution mentioned in the heading of this article will be automatically canceled; ample disclosure shall be given of this fact to the market, except if the shareholder holding the controlling power agrees expressly to formulate the public offering for the value verified in the assessment report.

Article 37 – The assessment report mentioned in Article 35 shall be drafted by a specialized company, with proven experience and independence in connection with the decision power of the Company, its directors and/or controlling shareholder, as well as to meet the requirements of §1 of Article 8 of the Law of Corporations, and contain the responsibility contemplated in §6 of the same article.

> **§1**- The choice of specialized company is the private competence of the general meeting from presentation by the Board of Directors of the triple list. The respective resolution must be taken, not computing blank votes, by majority of votes of the shareholders representing the outstanding shares present in that meeting, which, if convened on first call shall be attended by shareholders representing at least 20% (twenty percent) of the total outstanding shares or which, if convened on second call, may be attended by any number of shareholders representing the outstanding shares.

§2- The shareholder or group of shareholders who holds the controlling power or then the Company itself, depending on the case, shall bear the costs incurred with drafting of the report.

CHAPTER IX
Exit from Novo Mercado

Article 38 – If the Company's shareholders gathered at a Special Shareholders' Meeting resolve on exit of the Company from BOVESPA's Novo Mercado, the shareholder or group of shareholders who holds the controlling power of the Company shall make a public offering of acquisition of the shares belonging to the other shareholders, at least, for the economic value of the shares verified in an assessment report as contemplated in Article 37, in compliance with the legal periods, (i) whether for its shares to be registered for trading outside Novo Mercado or (ii) as a result of corporate reorganization of the Company, which the Company's shares resulting from such reorganization are not admitted for trading in Novo Mercado.

Sole §- The public offering contemplated in this Article shall comply, where applicable, with the provisions in Articles 35, 36 and 37 above.

CHAPTER X
Arbitration

Article 39- The Company, its shareholders, administrators and members of the Audit Committee undertake to resolve, by arbitration, all and any dispute or controversy, which may arise among them, related to or arising out of, especially, the application, validity, effectiveness, interpretation, violation and its effects of the provisions contained in Law No. 6,404/76 in the Company's Articles of Incorporation, in the rules published by the National Monetary Council, by the Central Bank of Brazil and by CVM, as well as in the rules applicable to capitals market in general, in addition to those set forth in the Regulation of Listing in Novo Mercado, of the Regulation of Arbitration of the Market Arbitration Chamber and of the Contract of Participation of Novo Mercado.

CHAPTER XI
Liquidation, Dissolution and Extinction

Article 40 – The Company will go into liquidation in the cases provided in the law.

Sole §- The Board of Directors will appoint the liquidator and the general meeting will determine the manner of liquidation and elect the audit committee.

CHAPTER XII
General Provisions

Article 41 – At any time, the Company, aiming to improve its services and adjust to the new administration skills may adopt mechanical processes of issuance and

authentication of documents of commercial effects, complying with acclaimed standards and systems in uses and routines in force.

Article 42 – The participation in profits or results, released from the remuneration, may be paid to the employees, after expression by the General Meeting, according to the legislation in force.

Article 43 – The provisions contemplated in the sole § of Article 1, §2 of Article 9, in §2 of Article 15, in §3 of Article 22, in the sole § of Article 26, in the heading of Article 27 and, finally, in articles 32 to 39, will only be fully effective from the date of execution of the Contract of Participation in Novo Mercado by the Company before BOVESPA.

(There appears stamp of the Rio de Janeiro Trade Registry protocol no. 00-2008/019210-6 dated of Feb/12/2008 and signed by Valéria G. M. Serra, General Secretary)

Annex 3

IRONX MINERAÇÃO S.A.

Corporate Taxpayer Register (CNPJ/MF): 09.295.979/0001-47
Business Register Identification Number (NIRE): 33.3.0028512-1

MINUTES OF THE COMPANY GENERAL SPECIAL MEETING HELD ON FEBRUARY 25, 2008

I. **DATE, TIME AND PLACE OF THE MEETINGS**: At 9:00 am on February 25, 2008 in the Registered Office of the Company, located at Praia do Flamengo 154, room 501 (part).

II. QUORUM: All the Company's shareholders were in attendance.

III. CONVENING: Convening was waived in view of attendance by all the shareholders of the Company, as provided for in the Paragraph 4 of the Article 124 of Law no. 6.404/76.

IV. CHAIR: Chairman: Mr. Eike Fuhrken Batista
Secretary: Mr. Paulo Carvalho de Gouvêa

V. AGENDA: (i) To deliberate on the amendment to the Clause 9 of the Company's By-Laws; (ii) To elect two new members to the Board of Directors of the Company.

VI. DELIBERATIONS: Firstly, the shareholders decided to authorize drawing up the minutes of the meeting in abridged form with the occurrences and publication thereof omitting the signatures. Afterwards, all the shareholders in attendance made the following deliberations:

(i) to approve the amendment to the heading of the Clause 9 of the By-Laws, so that the Board of Directors can be formed by at least five (5) members. Accordingly, the heading of the Clause 9 of the By-Laws of the Company shall now read as follows:

> *"**Clause 9** - The Board of Directors shall be formed by at least five (5) members and at the most eleven (11) members, all of whom shareholders and residing or not in the country, designated as Directors, elected through a General Meeting with unified term of office of one (1) year, entitled to reelection. The General Meeting can also appoint up to two (2) alternate members to the Board of Directors that will replace any absences by any incumbent members of the Board of Directors, at regularly convened meetings."*

(ii) To elect as effective members of the Board of Directors, with term of office up to the Annual General Meeting to be held during the year 2009 Messrs. Luiz Rodolfo Landim Machado, a Brazilian citizen, married, an engineer, bearer of the Identification Card number 3244246 - IFP-RJ, enrolled with the Individual Taxpayer Register (CPF/MF) under no. 596.293.207-20, residing and domiciled in the City and State of Rio de Janeiro, at Praia do Flamengo, no. 154, 5th floor, part, and Luiz do Amaral França Pereira, a Brazilian

citizen, married, a civil engineer, bearer of the Identification Card number 028.49.359-1 IFP-RJ, enrolled with the Individual Taxpayer Register under no. 014.707.017-15, residing and domiciled in the City and State of Rio de Janeiro, at Praia do Flamengo, no. 154, 5th floor. Mr. Luiz do Amaral França Pereira, herein elected, and Mr. Raphael de Almeida Magalhães, elected as members of the Board of Directors of the Company at the General Special Meeting held on February 1, 2008, shall hold the positions of independent members of the Board of Directors of the Company (as such term is defined in the Bovespa New Stock Market Listing Regulations). Additionally, the herein elected Directors in attendance at the meeting state that they have not incurred in any of the crimes provided for in Law that hinders their exercise of business functions, particularly those provided for in the Art. 147 of the Law no. 6.404/76, regulated by the CVM Instruction no. 367/02. Finally, it was ratified that the individual remuneration to each member of the Board of Directors shall be four thousand Brazilian Reais for each convened meeting to which a member of the Board of Directors effectively attends.

(iii) In view of the provisions set forth in the previous items, to approve the consolidated wording of the Company By-Laws, according to the Attachment I hereto.

VII. CLOSING: As there was nothing further to discuss, the Chairman closed the session, of which these minutes were drawn up, read, approved and signed by all in attendance in the proper books.

VIII. SHAREHOLDERS IN ATTENDANCE: MMX MINERAÇÃO E METÁLICOS S.A. and EIKE FUHRKEN BATISTA.

IX. CERTIFICATE: This is true and correct copy of the Minutes of the General Special Meetings of IronX Mineração S.A., drawn up in the proper book and signed by everyone.

Rio de Janeiro, February 25, 2008.

(Signature)
Paulo Carvalho de Gouvêa
Secretary

(There appears sticker of the Rio de Janeiro Trade Board, no. 00001778681
Dated of 02/29/2008)

Annex 4

IRON X MINERAÇÃO S.A.
CNPJ nº 09.295.979/0001-47
NIRE 33.3.0028512-1

MINUTES OF COMPANY EXTRAORDINARY GENERAL MEETING HELD ON MARCH 25TH, 2008

1. **DATE, TIME AND PLACE:** at 10 a.m., on March 25th, 2008, at Company's registered office, located at Praia do Flamengo, no. 154, room 501 (part), in the City of Rio de Janeiro, State of Rio de Janeiro, ZIP CODE (Zip Code): 22210-030.

2. **CONVENING:** Exempt the evidence of prior call by press against the provisions of Law nº 6.404/76, Article 124, § 4.

3. **ATTENDANCE:** Shareholders representing the Company's full capital stock, as indicated below and, also, within the terms of the signatures in the Shareholders Attendance Book ("Livro de Presença de Acionistas").

4. **CHAIR:** Verified the presence of all the shareholders, Mr. Eike Fuhrken Batista took the chair towards the works, and assigned Mr. Paulo Carvalho de Gouvêa as secretary of the meeting.

5. **AGENDA:** Rule about: Company's Articles of Incorporation amendment and consolidation.

6. **DRAWING THE MINUTES:** Approved the drafting of these minutes as a summary, in the terms of article 130, paragraph one of Act nº 6.404/76.

7. **RESOLUTIONS MADE:** The shareholders decided unanimously and without reservation to approve the Company's Articles of Incorporation amendment and consolidation through Exhibit I to the current Minutes.

8. **CLOSING:** There being no further business, the Chairman closed down activities, drawing the current minutes, which has been read, approved and signed by all attendants on the appropriate books. Attendant Shareholders: MMX Mineração e Metálicos S.A. and Eike Fuhrken Batista. Chair: Eike Fuhrken Batista (Chairman) and Paulo Carvalho de Gouvêa (Secretary).

The current instrument is true copy of Minutes drafted on appropriate book.

Rio de Janeiro, March 25th, 2008.
(Signature)
Paulo Carvalho de Gouvêa
Secretary

Attorney's check
(Signature)
Joana Piquet
OAB/RJ 130.960

(There appears stamp of the Rio de Janeiro Trade Registry no. 00001785692 dated of March/28/2008 and signed by Valéria G. M. Serra, General Secretary;)

8

Exhibit I to Minutes of IRON X MINERAÇÃO S.A. Extraordinary General Meeting, held on March 25th, 2008

IRON X MINERAÇÃO S.A.
CNPJ nº 09.295.979/0001-47
NIRE 33.3.0028512-1

Articles of Incorporation

CHAPTER I
Name, Headquarters, Purpose and Duration

Article 1 – IronX Mineração S.A. (the "Company") is a joint stock company, which is governed by these Articles of Incorporation, by Law 6.404, of December 15, 1976 ("Law No. 6,404/76") and by the other Laws and Regulations applicable thereto.

Sole §- With the admission of the Company to the Novo Mercado of the São Paulo Stock Exchange – BOVESPA, the Company, its shareholders, administrators and members of the Audit Committee are subject to the Listing Regulation of Novo Mercado of BOVESPA.

Article 2- The Company has its headquarters and venue in the City of Rio de Janeiro, State of Rio de Janeiro, at Praia do Flamengo, 154, room 501 (part), ZIP CODE: 22210-030, and may create and hold branches, agencies or representations, anywhere in the Country or abroad, by resolution of the Management, regardless of authorization by the Board of Directors or the General Meeting.

Article 3- The corporate purpose of the Company is: (i) industry and trade of ores in general, across the domestic territory and abroad, comprising the research, exploration, mining, improvement, industrialization, transport, export and trade of mineral goods; (ii) the provision of geological services; (iii) the import, export, transport and trade of mineral, chemical and industrial products; (iv) the construction, fabrication and assembly of metallic structures; (v) the fabrication, transformation, trade, import and export of steel products; (vi) the installation, operation and exploration of integrated or non-integrated steel plants, for production and trade of iron and steel products and subproducts; (vii) construction, operation and exploration of private or third parties' maritime terminals, for private, mixed, or public use; (viii) the construction, operation and exploration of railroads and/or private or third parties' railroad traffic, as licensee of public service or not; (ix) the provision of integrated cargo transport logistics services; (x) the generic export and import of goods, equipment and products;

(xi) the generation, import, export and trade of electricity, the implantation of electricity plants, of a thermal, water, wind or other source, acquisition and import of fuel and the implantation of associated infrastructure; (xii) the development, exploration, implantation, operation and management of water resources products, the commerce of water, mineral or industrial, the implantation of logistics associated to the commercialization or delivery of water and the provision of services of the water resources industry; (xiii) participation in the capital of other companies, national or international, incorporated in any way, and whatever their corporate purposes.

Article 4- The duration of the Company is indefinite.

CHAPTER II
Capital Stock and Shares

Article 5 - The Capital Stock of the Company is R$ 800.00 (eight hundred reais), divided into 800 (eight hundred) common, nominative shares without par value.

§1- Each common share gives the right to one vote in the resolutions of the general meeting.

§2- The Company's shares are all book shares, held in a deposit account, in the name of their owners, with the financial institution authorized by the Securities and Exchange Commission, and there may be collected from the disposing shareholder the cost of the service of such transfer, in compliance with the maximum limits set by CVM (Securities & Exchange Commission).

§3- The Company may not issue preferred shares or founders' shares.

§4- The Company may issue simple debentures or debentures convertible into shares, by resolution of the Board of Directors and, if convertible into shares, within the limit of the authorized capital.

§5- The capital increases may be resolved with the exclusion of the preemptive right of shareholders to the subscription of new security values issued by the Company, in the events contemplated in Article 172 of Law 6.404/76, and it is certain that such increases may be performed upon public or private subscription of shares, by conversion of debentures or other securities or incorporation of reserves, capitalizing the resources in the modes admitted in the Law.

§6- The payment of dividends and the distribution of shares from the capital increase, when applicable, shall be made within 60 (sixty) days, the first, counted from its declaration, the second, counted from the publication of the respective minutes according to the law, except if the general meeting, with respect to the dividend, determines that this be paid in a longer period, but in the course of the fiscal year in which it is

declared, and in connection with the capital increase, determine that this be paid in a shorter period.

Article 6- The Company is authorized to increase its capital regardless of a decision by the meeting, up to the limit of R$ 1,000,000,000.00 (one billion reais), by decision of the Board of Directors, who will set the number of common shares to be issued, the price of issue and the conditions of subscription and placement.

Article 7- The Board of Directors may approve the issue of new shares without preemptive right for the former shareholders, as established in §5 of Article 5 of these Articles of Incorporation.

CHAPTER III
The Administration

Article 8 - The Company's management will be exercised by the Board of Directors and executed by the Management, according to the law and these Articles of Incorporation.

§1- The General Shareholders' Meeting of the Company, or its Board of Directors, depending on the case, may create the technical and/or institutional bodies, intended to advise the administrators, who are deemed necessary for perfect operation of the company.

§2- The General Meeting will set the remuneration of the administrators, in compliance with the provisions in Articles 13 and 20 of these Articles of Incorporation.

SECTION I
The Board of Directors

Article 9 – The Board of Directors will be comprises of, at least 5 (three) members and, at most, 11 (eleven) members, all shareholders and resident or not in the country, with the name of Directors, elected by the General Meeting, with a unified mandate of 1 (one) year, who may be reelected. The General Meeting may, furthermore, appoint up to 2 (two) deputy members to the Board of Directors, who will substitute eventual absences of any incumbent members of the Board of Directors, at the regularly called meetings.

§1 – The members of the Board of Directors, after the management period, will remain in the exercise of their respective offices, until the election and investiture of new Directors.

§2- Among the members elected to the Board of Directors, at least 20% shall be independent directors, as defined in the Regulation of BOVESPA's Novo Mercado.

§3- In the event of there occurring a permanent vacancy of a member of the Board of Directors, the Chairman of the Board shall call the General Meeting to elect missing vacancies, always respecting the provisions in §2 of this Article.

§4- The members of the Board of Directors will only be invested in their respective offices, by signing the deed of investiture drawn up in the book of minutes of the Board of Directors, and by signing the Term of Consent of the Administrators, contemplated in the Listing Regulation of BOVESPA's Novo Mercado.

Article 10 – Immediately after the investiture of its members, the Board of Directors will elect: a) a Chairman, who will summon and preside over the meetings; and b) an Honorary Chairman, who will substitute the Chairman in his impediments and absences.

Article 11 – The Board of Directors will meet, ordinarily, 1 (once) per quarter, and especially, whenever necessary by call of the Chairman or of 2 (two) members, the call being waived in the event of all the members attending.

§1- The meetings will be called by written communication, issued at least 5 (five) days in advance, which shall set forth the location, date and time of the meeting, as well as, in short, the agenda.

§2 – The call contemplated in the previous § will be waived whenever all the members of the Board of Directors are present at the meeting.

§3 – For the meetings of the Board of Directors to be convened and validly deliberate, it will be necessary the presence of the majority of its acting members, among them, the Chairman of the Board, or, in the case of impediment or temporary absence of the latter, the Honorary Chairman, the one who has sent his vote in writing will be considered as present.

§4- The Board of Directors will resolve by majority of votes, it being incumbent upon the Chairman of the Board, or, in the event of temporary impediment or absence of the latter, the Honorary Chairman will have the casting vote.

§5- The minutes of the meeting of the Board of Directors who elects, removes, designates or sets the attributions of the Directors shall be filed at the Board of Trade of the State of Rio de Janeiro and published at a local press body, and an identical procedure will be adopted for acts of another nature, which must produce effects before third parties, or when the Board of Directors deems convenient.

Article 12 – In the event of absence or temporary impediment, the Director absent or impeached will be substituted automatically and temporarily by one of the deputy members, who will be chosen by the Chairman of the Board.

Article 13 – The remuneration of the members of the Board of Directors will be global and annually set by the General Meeting, which will homologate also, when applicable, the amount and percentage of participation that shall fall upon them from the profits, in compliance with the limit provided in §1 of Article 152 of Law 6,404/76. The Chairman of the Board of Directors will distribute such remuneration among its members.

Article 14- The following is incumbent upon the Board of Directors:

(i) to establish the objectives, policy and general guidelines of the Company's business;

(ii) to call the Annual Shareholders' Meeting of the Company, and, when necessary, the Special Shareholders' Meeting;

(iii) to appoint and remove the Company's directors, setting their attributions, in compliance with these Articles of Incorporation;

(iv) to pronounce, expressly on the Report of the Administration, the Management accounts and the financial statements of the fiscal year, among them, the periodical and eventual information to be provided according to the Rules of CVM and of the Regulation of the Listing of BOVESPA's Novo Mercado.

(v) to inspect the management of the Directors;

(vi) to examine the acts, books, documents and contracts of the Company;

(vii) to deliberate on the issue of subscription bonuses;

(viii) to deliberate on increases in the capital stock up to the limit contemplated in these Articles of Incorporation, setting their conditions of issue and placement of shares;

(ix) to deliberate on the issue of debentures and promissory notes for public subscription;

(x) to deliberate on the exclusion of the preemptive right of the shareholders to the subscription of new security amounts issued by the Company, in the events contemplated in Article 172 of Law No. 6,404/76;

(xi) to submit to the General Meeting the destination to be given to the net profit of the fiscal year;

(xii) to authorize the disposal of assets from the permanent assets, the constitution of real burden and the provision of guarantees to third party obligations;

(xiii) to choose and remove independent auditors;

(xiv) to authorize the purchase of shares of the Company, to remain in the treasury or be cancelled, pursuant to the law and the regulatory provisions in force;

(xv) to define the triple list of specialized companies to determine the economic value of the Company for purposes of public offerings contemplated in these Articles of Incorporation;

(xvi) to deliberate on the "casus omissus" in these Articles.

SECTION II
The Management

Article 15 – The Management is comprised of, at least, 2 (two) directors and a maximum of 8 (eight) members, whether shareholders or not, all residing in the country and elected by the Board of Directors.

§1 – In compliance with these Articles of Incorporation, the attributions and powers of the members of the Management will be set by the Board of Directors, which shall designate a CEO and an Investors Relations Director.

§2- The members of the Management will be invested in the respective offices by signing the deed of investiture, drawn up in the book of minutes of the Management, as well as the Term of Consent of the Administrators contemplated in the Regulation of listing in BOVESPA's Novo Mercado.

§3 – The management period of each Director will be 1 (one) year, reconduction being permitted.

§4- After the end of the management period, they will remain in their respective offices until election and investiture of the new Directors.

§5 – Occurring a vacancy in the office of Director, the Board of Director may elect a deputy, whose mandate shall expire with that of the other Directors.

Article 16- It is incumbent upon the Management to exercise the attributions that the law, these Articles of Incorporation and the Board of Directors confer upon them to perform the acts, however special they might be, provided that permitted by law, necessary to regulate the Company's operation.

Article 17- In compliance with the provisions in Article 14 of these Articles of Incorporation, the Management shall:

(i) perform the works determined by the Board of Directors;

(ii) represent the Company, as plaintiff and defendant, in court or outside it;

(ii) execute contracts, acquire rights and assume obligations of any nature, acquire, dispose of or encumber property, take out loans and grant guarantees in the interest of the Company and its subsidiaries, open and operate bank accounts, issue and endorse checks and promissory notes; issue and endorse trade bills and bills of exchange; endorse warrants, warehouse warrants and bills of lading; engage and dismiss employees; receive and give quittance, compromise, renounce rights, waive, sign liability instruments; perform all the management acts necessary to the accomplishment of the corporate purposes; cast the vote of Company at general meetings of companies in which it participates, according to the previous orientation of the Board of Directors; record in the books of account all the Company's transactions; insure and maintain adequately insured by a reputable insurer all the Company's assets subject to insurance;

(iv) prepare, annually, the Administration Report, the Management accounts and the financial statements of the fiscal year, among the periodical and eventual information to be provided according to the Regulation of Listing in BOVESPA's Novo Mercado, as well as to submit, after an opinion by the Board of Director and Audit Committee, if the latter is functioning, the financial statements required by law and the proposal for destination of the fiscal year's income;

(v) prepare drafts of the Company's expansion and modernization plan;

(vi) submit to the Board of Directors the general and special budgets of the Company, including conjuncture restatements, in the course of the annual and pluriannual fiscal years to which the members refer; and

(vii) approve and modify organization charts and internal regimes;

Article 18- The representation as plaintiff and defendant of Company, in acts, contracts and operations that imply liability by Company is privately incumbent upon the CEO, acting individually, or to two Directors, acting together. However, the management may authorize the representation to be fulfilled by only 1 (one) Director, by collective appointment by the body.

> **Sole §**- The Company will be represented by any Director, individually, without the formalities contemplated in this Article, in the cases of receipt of legal summons or notices and in the rendering of personal depositions; it will be represented, in the cases permitted by law, by appointed agents, by letter;

Article 19- In the limits of its attributions, 2 (two) Directors may constitute attorneys-in-fact or proxies to, jointly with a Director or regularly constituted another attorney-in-fact, as established in the respective instruments, represent the Company in the legitimate practice of acts and assumption of obligations in

the name of Company. The mandates will define, precisely and fully, the powers granted.

> **Sole §**- The mandates will be granted always for a certain period, except legal ones, which may be granted for an indefinite period.

Article 20 – The remuneration of the Directors will be fixed globally and annually by the General Meeting, which will also set, when applicable, the amount and percentage of participation of the management in the Company's profits, in compliance with the limit provided in §1 of Article 152 of Law 6,404/76.

Article 21 – The Management will meet ordinarily at least once per quarter and specially whenever the corporate interest of the Company requires it, it being established that all of its meetings will be presided by the CEO or, in his absence, by the Director who is chosen at the time among those present.

> **§ 1**- The meetings will always be called by any 2 (two) directors, the call being waived in the event of all of its members attending. In order to be convened and properly deliberate, the presence of the majority of the directors exercising their offices at the time will be necessary, or of two directors, if only two directors are in office.
>
> **§2** – The resolutions of the Management will be set forth in minutes drawn up in the appropriate book and will be taken by majority of votes. In the event of a tie, the Chairman will have the casting vote.
>
> **§3** – In the absences or temporary impediments of any director, the latter may appoint a deputy, the act being subject to approval by the Management. The deputy approved will perform all the duties, with all the powers, including the right to vote and duties of the deputy director.
>
> **§4** – The deputy may be one of the other directors who, in this case, will vote in the meetings of the Management for himself and for the director he is substituting.

CHAPTER IV
The Audit Committee

Article 22 – The Company will have an Audit Committee comprised of 3 (three) permanent members and an equal number of deputies, which will operate part time.

> **§ 1**- The members of the Audit Committee, natural persons, residing in the country, legally qualified, will be elected by the General Meeting who deliberates on the convening of the body, by request of the shareholders who fill the requirements stipulated in §2 of Article 161 of Law 6,404/76, with a mandate until the first annual shareholders' meeting held after the election.

§2- The members of the Audit Committee will only be entitled to the remuneration set to them by General Meeting, during the period in which the body operates and are in the effective exercise of their duties, in compliance with §3 of Article 162 of Law No. 6,404/76 with wording given by Law No. 9,457/97.

§3- The members of the Audit Committee will be invested in their respective offices by signing the deed of investiture, drawn up in the book of minutes of the meetings of the Audit Committee, as well as the Term of Consent of the Members of the Audit Committee contemplated in the Regulation of Listing in BOVESPA's Novo Mercado.

§4 – When convened, the Audit Committee will have the attributions of contemplated in the law. The duties of the members of the Audit Committee may not be delegated.

CHAPTER V
The General Meetings

Article 23 – The General Shareholders' Meeting, pursuant to the terms of the law, will meet:

a) Ordinarily in the first four months, after the fiscal year is ended, to:

I – take the accounts of the administrators, examine, discuss and vote on the financial statements;

II – elect the Board of Directors at the appropriate times and the Audit Committee, when applicable;

III- deliberate on the destination of the profits of the fiscal year, if any, and the distribution of dividends, when applicable; and

IV – set the remuneration of the directors.

b) Extraordinarily always that, upon legal call, the corporate interests to recommend or require the shareholders manifestation.

Article 24 – The General Meeting will be convened and directed by the Chairman of the Board of Directors or, in his absence or impediment, installed by another Director by a Chairman chosen by the Shareholders. The Secretary of the presiding officers will be freely chosen by the Chairman of the Meeting.

Article 25 – The call announcements, published according to the law and pursuant to the law, will contain, in addition to the location, date and time of the Meeting, the agenda specified and, in the case of reform of the Articles of Incorporation, indication of the matter.

Article 26 - The Call Notice may subject the presence of the shareholder in the General Meeting to compliance with the requirements contemplated in the law. For such, he must submit a document that proves his identification as shareholders. The deposit of such documents may be required 72 (seventy-two) hours in advance of the date set for the meeting to be held.

Sole §- In addition to the matters under its competence provided in the law and herein, the Special Shareholders' Meeting shall also approve:

I – the cancellation of the registration of public limited company at CVM;

II – the exit of the Company from BOVESPA's Novo Mercado;

III – the choice of specialized company responsible for determining the economic value of the Company for purposes of public offerings contemplated in these Articles of Incorporation, among the companies previously appointed by the Board of Directors; and

IV – the plans for concession of purchase option to administrators and employees of the Company and of other companies controlled directly or indirectly by the Company, with exclusion of the preemptive right of shareholders.

CHAPTER VI
Fiscal Year

Article 27 – The fiscal year will begin on January 1st and end on December 31st of each year and shall comply, with respect to the financial statements, the Regulation of Listing of BOVESPA's Novo Mercado and the applicable legal provisions.

Article 28 - Before any participation, the accrued losses and the provision for income tax will be deducted from the fiscal year income.

Article 29 – The Board of Directors will present at the General Meeting for approval the proposal on the destination of the net profits of the fiscal year that remains after the following deductions or accretions, performed in descending order, as follows:

a) 5% (five percent) for formation of the Legal Reserve, which shall not exceed 20% (twenty percent) of the capital stock. The constitution of the Legal Reserve may be waived in the fiscal year on which its balance, plus the amount of the capital reserves, exceed 30% (thirty percent) of the Capital Stock;

b) Amount destined to the formation of Reserves for Contingencies and reversal of those formed in previous fiscal years;

c) Amount destined to constitution of the Realizable Profits Reserve;

d) Payment of the minimum compulsory dividends of the shareholders.

§1 – The minimum compulsory dividend to be distributed by the Company will be 25% (twenty-five percent) of the adjusted net profits of the Company.

§2- The financial statements shall demonstrate the destination of the entire net profits in the presupposition of their approval by the Annual Shareholders' Meeting and shall be prepared in strict compliance with the Regulation of Listing in BOVESPA's Novo Mercado and other applicable provisions.

§3 – By resolution of the Board of Directors, the Company may credit or pay to the shareholders' remuneration interest on net current assets, observing, for such, the applicable legislation. The amounts paid or credited by the Company as interest on net current assets may be imputed, pursuant to the terms of the applicable legislation, to the value of compulsory dividends.

Article 30 – The Company, by resolution of the Board of Directors, may draw up the biannual balance sheet and declare dividends to the account of profits verified in these balance sheets. The Board of Directors may declare interim dividends to the account of accrued profits or profit reserves existing in the last annual or biannual balance sheet.

Article 31- The action to plead dividends, which if not claimed in time will revert to the benefit of the Company, prescribes in 3 (three) years;

CHAPTER VII
Disposal of Control

Article 32 – The disposal of the Company's control, both by means of a single operation, as by means of successive operations may only be contracted under the condition, suspensive or resolutive, that the acquirer undertakes to effect the public offering of acquisition of the other shares of other shareholders of the Company, in compliance with the conditions and periods contemplated in the legislation in force and in the Regulation of Listing in BOVESPA's Novo Mercado, so as to assure them egalitarian treatment to the one given to the disposing shareholder, and observing, moreover, the procedures established by BOVESPA and by CVM (the Brazilian Securities and Exchange Commission).

Sole §- The public offering required in the heading of this Article will still be required when there is assignment without remuneration of subscription rights f shares and other securities or rights related to securities convertible into shares, resulting in the disposal of the Company's control, and, in the case of disposal of the control of the company which holds the power of control over the Company, whereas, in this case, the controlling shareholder effecting the disposal will be

obliged to declare to BOVESPA the value attributed to the Company in this disposal and attach the documentation proving this amount.

Article 33- The public offering contemplated in Article 32 shall also be effected if the acquirer of the control is already a shareholder of the Company and, as a result of the private shares purchase agreement, signed with the controlling shareholder, involving any number of shares, acquires its share control. In this event, the acquirer shall reimburse the shareholders from whom it has purchased shares in the stock exchange in the 6 (six) months prior to the date of disposal of the share control, to whom it shall pay the difference between the price paid to the controlling shareholder and the value paid in the stock exchange, for shares of the Company in this period, duly restated.

Article 34 – The Company will not register any transfer of shares to the acquirer of the controlling power or to the shareholder(s) who hold the controlling power, while this/these shareholder(s) do(es) not subscribe the Term of Consent of Controllers contemplated in the Regulation of Listing in BOVESPA's Novo Mercado.

Sole §- Likewise, the no Shareholders' Agreement that provides on the exercise of controlling power may be registered at the Company's headquarters without their signatories having subscribed the Term of Consent mentioned in this Article.

CHAPTER VIII
Cancellation of the Registration of the Public Held Company

Article 35 – Without prejudice to the legal and regulatory provisions, the cancellation of registration of the Company as publicly held company at CVM shall be preceded by a public offering of acquisition of shares, which shall have as a price, at least, compulsorily, the value of Company and its shares that is determined in an assessment report by a specialized company by using the economic value of the shares as verification criteria, by a recognized technology or based on other criteria that is defined by CVM. The choice of specialized company will be according to these Articles of Incorporation.

§1 – In compliance with the other terms of Regulation in the Listing in BOVESPA's Novo Mercado of these Articles and of the ruling legislation, the public offering for cancellation of registration may provide also for the swap of securities of other publicly held companies, to be accepted at the discretion of the offered party.

§2 – The cancellation shall be preceded by a Special Shareholders' Meeting in which one deliberates specifically on such cancellation.

Article 36- If the assessment report referred to in Article 35 is not ready by the date of the Special Shareholders' Meeting called to resolve on the cancellation of the registration of publicly held company, the controlling shareholder, the group of shareholders who holds controlling power of the Company or the

Company itself shall inform at this meeting the maximum amount per share or lot of one thousand shares for which it will formulate the public offering.

§1 – The public offering will be subject to the value being verified in the assessment report referred to in Article 35 not being superior to the value disclosed by the controlling shareholder, group of shareholders holding the controlling power of the Company or by the Company itself, at the meeting mentioned in the heading of this Article.

§2- If the value of shares determined in the assessment report is superior to the value informed by the shareholder, group of shareholders holding the controlling power or by the Company itself, the resolution mentioned in the heading of this article will be automatically canceled; ample disclosure shall be given of this fact to the market, except if the shareholder holding the controlling power agrees expressly to formulate the public offering for the value verified in the assessment report.

Article 37 – The assessment report mentioned in Article 35 shall be drafted by a specialized company, with proven experience and independence in connection with the decision power of the Company, its directors and/or controlling shareholder, as well as to meet the requirements of §1 of Article 8 of the Law of Corporations, and contain the responsibility contemplated in §6 of the same article.

§1- The choice of specialized company is the private competence of the general meeting from presentation by the Board of Directors of the triple list. The respective resolution must be taken, not computing blank votes, by majority of votes of the shareholders representing the outstanding shares present in that meeting, which, if convened on first call shall be attended by shareholders representing at least 20% (twenty percent) of the total outstanding shares or which, if convened on second call, may be attended by any number of shareholders representing the outstanding shares.

§2- The shareholder or group of shareholders who holds the controlling power or then the Company itself, depending on the case, shall bear the costs incurred with drafting of the report.

CHAPTER IX
Exit from Novo Mercado

Article 38 – If the Company's shareholders gathered at a Special Shareholders' Meeting resolve on exit of the Company from BOVESPA's Novo Mercado, the shareholder or group of shareholders who holds the controlling power of the Company shall make a public offering of acquisition of the shares belonging to the other shareholders, at least, for the economic value of the shares verified in an assessment report as contemplated in Article 37, in compliance with the legal periods, (i) whether for its shares to be registered for trading outside Novo

8

Mercado or (ii) as a result of corporate reorganization of the Company, which the Company's shares resulting from such reorganization are not admitted for trading in Novo Mercado.

Sole §- The public offering contemplated in this Article shall comply, where applicable, with the provisions in Articles 35, 36 and 37 above.

CHAPTER X
Arbitration

Article 39- The Company, its shareholders, administrators and members of the Audit Committee undertake to resolve, by arbitration, all and any dispute or controversy, which may arise among them, related to or arising out of, especially, the application, validity, effectiveness, interpretation, violation and its effects of the provisions contained in Law No. 6,404/76 in the Company's Articles of Incorporation, in the rules published by the National Monetary Council, by the Central Bank of Brazil and by CVM, as well as in the rules applicable to capitals market in general, in addition to those set forth in the Regulation of Listing in Novo Mercado, of the Regulation of Arbitration of the Market Arbitration Chamber and of the Contract of Participation of Novo Mercado.

CHAPTER XI
Liquidation, Dissolution and Extinction

Article 40 – The Company will go into liquidation in the cases provided in the law.

Sole §- The Board of Directors will appoint the liquidator and the general meeting will determine the manner of liquidation and elect the audit committee.

CHAPTER XII
General Provisions

Article 41 – At any time, the Company, aiming to improve its services and adjust to the new administration skills may adopt mechanical processes of issuance and authentication of documents of commercial effects, complying with acclaimed standards and systems in uses and routines in force.

Article 42 – The participation in profits or results, released from the remuneration, may be paid to the employees, after expression by the General Meeting, according to the legislation in force.

Article 43 – The provisions contemplated in the sole § of Article 1, §2 of Article 9, in §2 of Article 15, in §3 of Article 22, in the sole § of Article 26, in the heading of Article 27 and, finally, in articles 32 to 39, will only be fully effective from the date of execution of the Contract of Participation in Novo Mercado by the Company before BOVESPA.

(There appears stamp of the Rio de Janeiro Trade Registry protocol no. 00-2008/043645-5 dated of Feb/26/2008 and signed by Valéria G. M. Serra, General Secretary)

Annex 5

IRONX MINERAÇÃO S.A.
Corporate Taxpayer Register (CNPJ/MF): 09.295.979/0001-47
Business Register Identification Number (NIRE): 33.3.0028512-1

MINUTES OF THE COMPANY SPECIAL MEETING HELD ON APRIL 2, 2008

I. DATE, TIME AND PLACE: At 3:00 pm of April 2 in the Registered Office of the Company, located at Praia do Flamengo no. 154, 501 (part).

II. QUORUM: All the Company's shareholders were in attendance.

III. CONVENING: Convening was waived in view of attendance by all the shareholders of the Company, as provided for in the Paragraph 4 of the Article 124 of Law no. 6.404/76.

IV. CHAIR. Chairman: Mr. Eike Fuhrken Batista
Secretary: Mr. Joel Mendes Rennó Jr.

V. DELIBERATIONS: Firstly, the shareholders decided to authorize drawing up the minutes of the meeting in abridged form with the occurrences and publication thereof omitting the signatures. Afterwards, all the shareholders in attendance made the following deliberations:

To elect for the position as independent member as set forth in the listing regulations of the São Paulo New Stock Exchange Market - BOVESPA for the Board of Directors of the Company, Mr. Samir Zraick, a Brazilian citizen, married, an engineer, residing and domiciled at 3 Lincoln Center, Apt. 38 H New York, NY 10023, United States of America, bearer of the Identification Card number 1584618, enrolled with the Individual Taxpayer Register no. 149615207. Mr. Samir Zraick's appointment shall be duly formalized through signature of the applicable incumbency document in the appropriate book. Mr. Samir Zraick stated that has not incurred in any of the crimes provided for in Law that hinder his exercise of the functions as Director of an open company, therefore meeting all the requirements provided for in the Article 147 and paragraphs of Law 6.404/76, regulated by the CVM Instruction no. 367/02.

VI. CLOSING. As there was nothing further to discuss, the Chairman closed the session, of which these minutes were drawn up, read, approved and signed by all in attendance in the proper books.

VII. SHAREHOLDERS IN ATTENDANCE: MMX Mineração e Metálicos S.A., Eike Fuhrken Batista, Eliezer Batista da Silva, Raphael de Almeida Magalhães, Luiz Rodolfo Landim Machado and Luiz do Amaral de França Pereira.

VIII. CERTIFICATE: This is true and correct copy of the Minutes of the Special General Meetings of RIONX MINERAÇÃO S.A., drawn up in the proper book and signed by everyone.

Rio de Janeiro, April 2, 2008.

(Signature)
Joel Mendes Rennó Jr.
Secretary

(There appears sticker of the Rio de Janeiro Trade Board, no. 00001790648 Dated of 04/16/2008)

Annex 6

IRONX MINERAÇÃO S.A.

Corporate Taxpayer Register (CNPJ/MF): 09.295.979/0001-47
Business Register Identification Number (NIRE): 33.3.0028512-1

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON FEBRUARY 1, 2008

I. **DATE, TIME AND PLACE OF THE MEETING:** At 2:00 pm of February 1, 2008 in the Company's Registered Office, located at Praia do Flamengo no. 154, room 501 (part).

II. **QUORUM:** All the members of the Company's Board of Directors were in attendance.

III. **CONVENING:** Convening was waived in view of attendance by all the Directors of the Company, as provided for in the Paragraph 2 of the Clause 10 of the Company's By-Laws.

IV. **CHAIR**. Chairman: Mr. Eike Fuhrken Batista
Secretary: Mr. Paulo Carvalho de Gouvêa

V. **DELIBERATIONS:** The members in attendance approved unanimously and unconditionally the following:

(i) To accept the resignation of the current Company directors, Messrs. Eduardo Duarte and Vinicius Aguillar Duarte.

(ii) To elect as Company Directors Messrs. Eike Fuhrken Batista, a Brazilian citizen, legally separated, businessman, bearer of the Identification Card number 05.541.921-2 IFP-RJ, enrolled with the Individual Taxpayer Register (CPF/MF) under no. 664.976.807-30, residing and domiciled in the City and State of Rio de Janeiro, at Praia do Flamengo, no. 154, 5th floor, part, ZIP CODE 22210-030, to the position of Chief Executive Officer; Paulo Carvalho de Gouvêa, a Brazilian citizen, Bachelor of Laws, single, enrolled with the Individual Taxpayer Register (CPF/MF) under no. 023.994.247-78, bearer of the Identification Card number 09.633.387-7- IFP-RJ, residing and domiciled in the City and State of Rio de Janeiro at Praia do Flamengo, no. 154, 5th floor (part), ZIP CODE 22210-030, for the position of Director, without specific designation; Adriano José Negreiros Vaz Netto, a Brazilian citizen, married under partial property system, economist, bearer of the Identification Card number 07071528-9 -IFP-RJ, enrolled with the Individual Taxpayer Register (CPF/MF) under no. 010.014.687-24, residing and domiciled in the City and State of Rio de Janeiro, at Praia do Flamengo, no. 154, 5th floor, part, ZIP CODE 22210-030 for the position of Director without specific designation; Ricardo Antunes Carneiro Neto, a Brazilian citizen, divorced, engineer, bearer of the Identification Card number 3.801.968 - IFP-RJ. enrolled with the Individual Taxpayer Register (CPF/MF) under no. 548.349.887-91, residing and domiciled in the City and State of Rio de Janeiro, at Praia do Flamengo, no. 154, 5th floor, part, ZIP CODE 22210-030 for the position of Director without specific designation; Joaquim Martino Ferreira, a Brazilian citizen, married under partial property system, electrical engineer, bearer of the Identification Card number M-18.258-SSP/MG,

enrolled with the Individual Taxpayer Register (CPF/MF) under no. 164.832.356-15, residing and domiciled in the City and State of Rio de Janeiro, at Praia do Flamengo, no. 154, 5th floor, part, ZIP CODE 22210-030 for the position of Director without specific designation; Dalton Nosé, a Brazilian citizen, married under full property system, metallurgical engineer, bearer of the Identification Card number 5618096 -SSP/SP, enrolled with the Individual Taxpayer Register (CPF/MF) under no. 683.822.868-87, residing and domiciled in the City and State of Rio de Janeiro, at Praia do Flamengo, no. 154, 5th floor, part, ZIP CODE 22210-030 for the position of Director without specific designation; and Nelson José Guitti Guimarães, a Brazilian citizen, civil engineer, married under partial property system, bearer of the Identification Card number 043.865.252-IFP-RJ, enrolled with the Individual Taxpayer Register (CPF/MF) under no. 647.760.267-91, residing and domiciled in the City and State of Rio de Janeiro, at Praia do Flamengo, no. 154, 5th floor, part, ZIP CODE 22210-030 for the position of Director without specific designation.

(iii) The herein elected Directors will sign the incumbency document in the Minutes Book of Meeting of the Board of Directors of the Company and will hold the office for one (1) year as from the Special Annual Meeting held on February 1, 2008.

(iv) The herein elected Directors state that they have not incurred in any of the crimes provided for in law that prevents them to function as administrators to an open company, being therefore in compliance with all the requirements provided for in the Article 147 and paragraphs of Law no. 6.404/76.

VI. CLOSING. At 03:00 pm, as there was nothing further to discuss, the meeting was closed, of which these Minutes were drawn up, which was read and found accordingly, is duly signed by the Directors in attendance.

VII. DIRECTORS IN ATTENDANCE: Eike Fuhrken Batista, Eliezer Batista da Silva and Raphael de Almeida Magalhães.

Rio de Janeiro, February 1, 2008.

(Signature)
Eike Fuhrken Batista
Chairman of the Board

(Signature)
Paulo Carvalho de Gouvêa
Secretary

(There appears initialed stamp)

Annex 7

IRONX MINERAÇÃO S.A.
Corporate Taxpayer Register (CNPJ/MF): 09.295.979/0001-47
Business Register Identification Number (NIRE): 33.3.0028512-1

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON FEBRUARY 18, 2008

I. DATE, TIME AND PLACE: At 2:00 pm of February 18, 2008 in the Registered Office of the IronX Mineração S.A. (the "Company" or "IronX"), located at Praia do Flamengo no. 154, 501 (part).

II. QUORUM: All the members of the Company's Board of Directors were in attendance.

III. CONVENING: Convening was waived in view of attendance by all the Directors of the Company, as provided for in the Paragraph 2 of the Clause 10 of the Company's By-Laws.

IV. CHAIR. Chairman: Mr. Eike Fuhrken Batista
Secretary: Mr. Paulo Carvalho de Gouvêa

V. DELIBERATIONS: The members in attendance approved unanimously and unconditionally the following:

(i) to elect Mr. Luiz Rodolfo Landim Machado, a Brazilian citizen, married, engineer, bearer of the Identification Card number no. 3244246 - IFP-RJ, enrolled with the Individual Taxpayer Register (CPF/MF) under no. 596.293.207-20, residing and domiciled at Praia do Flamengo, no. 154, 5th floor, part, zip code 22210-030 as Investor Relationship Officer.

(ii) The herein elected officer will sign the incumbency document in the Minutes Book of Meeting of the Board of Director of the Company and will hold the office for one (1) year as from the Special Annual Meeting held on February 1, 2008.

(iii) The herein elected officer states that he has not incurred in any of the crimes provided for in law that prevents him to function as administrator to an open company, being therefore in compliance with all the requirements provided for in the Article 147 and paragraphs of Law no. 6.404/76; and

(iv) To adopt the policies to disclose relevant acts or facts and real estate negotiations that, as provided for in the paragraph 2 of the Article 17 of CVM Instruction no. 358, form a single set of rules and procedures. The mentioned policies are attached hereto. It was also approved that such policies shall only be in force subsequent to the granting of the Register of Open Company to the IronX by the Brazilian Securities and Exchange Commission;

VI. CLOSING. At 03:00 pm, as there was nothing further to discuss, the meeting was closed, of which these minutes were drawn up, which was read, approved and found accordingly, and is signed by all the Directors in attendance.

VII. <u>DIRECTORS IN ATTENDANCE:</u> EIKE FUHRKEN BATISTA, ELIEZER BATISTA DA SILVA AND RAPHAEL DE ALMEIDA MAGALHÃES.

Rio de Janeiro, February 18, 2008.

(Signature)
Paulo Carvalho de Gouvêa
Secretary

(There appears sticker of the Rio de Janeiro Trade Board, no. 00001776786 Dated of 02/22/2008)

(There appear 1) sticker of the 21st Notary Office certifying the signature of Paulo Carvalho de Gouvêa; 2) inspection sticker of the Justice Department of Rio de Janeiro no. FYH LXT86371; 3) Stamp of the 21st Notary Office).

Annex 8

IRONX MINERAÇÃO S.A.
CNPJ/MF: 09.295.979/0001-47
NIRE: 33.3.0028512-1

MINUTE OF THE GENERAL MEETING OF
THE BOARD OF DIRECTORS HELD ON APRIL 30, 2008

I. **DATE, TIME AND PLACE:** At 09:00 AM on April 30, 2008, in the social headquarters of IronX Mineração S.A. ("Company"), located at Praia do Flamengo, no. 154, 501 (part), in the City and State of Rio de Janeiro, ZIP CODE: 22.210-030.

II. **CONVENING:** Dismissed taking into account the presence of all of the Company's shareholders.

III. **ATTENDANCE:** Shareholders representing all of the Company's share capital, as indicated below, and, also, in the terms of the signatures in the "Shareholders' Attendance Book".

IV. **CHAIR:** Verified the attendance of all of the shareholders. Mr. Eike Fuhrken Batista has assumed as chairman of the works and assigned Mrs. Lucia Regina Guimarães Motta Zalán to be the meeting's secretary.

V. **AGENDA:** Take the manager's accounts, analyze, discuss and vote the Financial Statements and the Independent Auditors Report regarding the share fiscal year finished on 12/31/2007.

VI. **DELIBERATIONS MADE**: The shareholders have decided unanimously and without constraints, to Approve the managers' accounts, Financial Statements, as well as the Independent Auditors Report regarding the share fiscal year finished on 12/31/2007 (Attachment I)

VII. **DRAWING OF MINUTES**: Approved the drawing of this minute in the form of a summary, in the terms of the Law no. 6.404/76, article 130, first paragraph.

VIII. **CLOSING**: At 10:00 AM, since there was nothing else to be discussed, the Chairman finished the works, drawing the present minute, which was read, approved and signed by all of the attendants in a proprietary book.

ACAL

IX. **PRESENT SHAREHOLDERS.** MMX Mineração e Metálicos S.A., Eike Fuhrken Batista, Eliezer Batista da Silva, Raphael Almeida de Magalhães, Luiz Rodolfo Landim Machado, Samir Zraick e Luiz do Amaral de França Pereira.

Rio de Janeiro, April 30, 2008.
(Signature)
Lucia Regina Guimarães Motta Zalán
Secretary

(Signature)
Joana Piquet Carneiro
OAB/RJ 130.960

(There appears stamp of the Rio de Janeiro Trade Registry no. 00001795765 dated of May/07/2008 and signed by Valéria G. M. Serra, Secretary;)

ACAL
Consultoria e Auditoria S/S

IRONX MINERAÇÃO S.A.

Special financial statements assessed on December 31, 2007

(Amounts expressed in Brazilian Reais)

ACAL
Consultoria e Auditoria S/S

IRONX MINERAÇÃO S.A.

Special financial statements assessed on December 31, 2007

Table of Contents

INDEPENDENT AUDITORS' REPORT

To the
Shareholders and Managers of
IRONX MINERAÇÃO S.A

1. We have examined the assets balance of **IRONX MINERAÇÃO S.A (new corporate name of BEGÔNIA PARTICIPAÇÕES S.A.)** assessed on December 31, 2007, and the respective results, change in equity and resources origins and applications demonstrations, corresponding to the period terminated in this date, elaborated under the responsibility of its Administration. Our responsibility is to express an opinion regarding these financial statements.

2. Our examination was performed according to the Brazilian auditing standards, which require the examination to be performed with the purpose to prove the appropriate presentation of financial statements in all of their relevant aspects, and comprised, among other procedures: (a) the planning of works, considering the relevance of balances, the volume of transactions and the Company's accounting and internal control systems; (b) the confirmation, based on theses, of the evidences and records that support the amounts and accounting information disclosed; and (c) the assessment of the most representative accounting practices and estimation adopted by the Company's Administration, as well as the presentation of financial statements taken jointly.

3. In our opinion, the above mentioned financial statements represent properly, in all relevant aspects, the asset and financial position of **IRONX MINERAÇÃO S.A (new corporate name of BEGÔNIA PARTICIPAÇÕES S.A.)** on December 31, 2007, the results of its operations, the changes in its equity and the origins and applications of its resources, corresponding to the period terminated in that date, according to the accounting practices adopted in Brazil.

4. Our examination was performed with the purpose to issue an opinion regarding the financial statements referred in the first paragraph, taken jointly. The cash flow demonstration, which is being presented to provide supplementary information about **IRONX MINERAÇÃO S.A (new corporate name of BEGÔNIA PARTICIPAÇÕES S.A.)** is not required by the accounting practices adopted in Brazil. The cash flow demonstration was subjected to the same auditing procedures described in the second paragraph and, in our opinion, this supplementary demonstration is presented properly, in all of its relevant aspects, regarding the accounting demonstrations mentioned in the first paragraph, referred to the period closed on December 31, 2007, taken jointly.

Rio de Janeiro, February 26, 2008
(Signature)

ACAL CONSULTORIA E AUDITORIA S/S
CRC – RJ – 1144

(Signature)
Gelson José Amaro – Partner In Charge
CRC-RJ-049.669/O-4 – Accountant

ACAL

IRONX MINERAÇÃO S.A

Assets Balance
on December 31, 2007
(Amounts expressed in Brazilian Reais)

	Dec-31-07		Dec-31-07
Asset		**Liabilities**	
Current		**Current**	
Rights-Credits	80	Social contribution to be collected	11
Deposits in bond	80	Union contribution	11
	80		**11**
		Demandable in the long term	0
		Other Accounts Payable	**0**
			0
Permanent		**Equity**	
Investments	0	Capital share subscribed	800
		Capital to be paid-in	(358)
		Paid-in capital share	442
	0	Profits (losses) accrued	(373)
			69
	80		**80**

Explicative notes are integrant part of the financial statements.

ACAt

IRONX MINERAÇÃO S.A

Result Demonstration
for the period finished on December 31, 2007
(Amounts expressed in Brazilian Reais)

	Dec-31-07
(Expenses) other operational revenues	
Taxes and General	(373)
Operational Profit (Loss)	**(373)**
Profit (Loss) before income tax, social contribution and statutory participations	**(373)**
Net Profit (Loss) before minority participations	**(373)**
Minority participations	**0**
Net profit (loss) of the fiscal year	**(373)**
Net profit (loss) per share	**(0.47)**
Amount of shares at the end of the fiscal year	**800**

Explicative notes are integrant part of the financial statements.

ACAL

IRONX MINERAÇÃO S.A

Demonstration of net profit changes
for the period finished on December 31, 2007
(Amounts expressed in Brazilian Reais)

	Capital share subscribed	Capital share to be paid-in	Paid-in Capital Share	Profit (losses) accrued	Total
Balances on December 18, 2007 (constitution)	800	(800)	0	0	**0**
Capital pay-in	0	442	442	0	**442**
Net profit (loss) of the fiscal year	0	0	0	(373)	**(373)**
Balances on December 31, 2007	800	(358)	442	(373)	**69**

Explicative notes are integrant part of the financial statements.

ACAL

IRONX MINERAÇÃO S.A

Demonstration of resources origin and applications
for the period finished on December 31, 2007
(Amounts expressed in Brazilian Reais)

	Dec - 31-07
Resources Origin	
Of the Operations	
Net profit (loss) of the fiscal year	(373)
Items that do not affect the current capital	
Resources originating from the operations	**(373)**
From shareholders	
Capital pay-in	442
From third-parties	0
Increase in the demandable in the long term	0
	69
Resources application	
Application in permanent investments in other societies	0
Increase (reduction) of net current capital	**69**
Demonstration of the variations in the current net capital	
Current asset	80
At the end of the fiscal year	0
At the beginning of the fiscal year	80
Current liability	
At the end of the fiscal year	(11)
At the beginning of the fiscal year	0
	(11)
	69

Explicative notes are integrant part of the financial statements.

IRONX MINERAÇÃO S.A

Cash flow demonstration – Indirect method
for the period finished on December 31, 2007
(Amounts expressed in Brazilian Reais)

	Dec - 31-07
Cash flow of operational activities	
Net profit (loss) of the fiscal year	(373)
Adjustments to conciliate the result to the availabilities generated by the operational activities:	
Equity equivalence	0
Receipt of subsidiary profits and earnings	0
Variations in assets and liabilities	
Increase (reduction) in accounts payable and provisions	11
Net availabilities generated by (applied in) investments activities	**(442)**
Net availabilities generated by (applied in) investments activities	
Purchase of shares / quotas	0
Cash flow of financing activities	
Capital pay-in	442
Net availabilities generated by (applied in) investments activities	442
Demonstration of increase (reduction) in availabilities	
At the beginning of the fiscal year	0
At the end of the fiscal year	0
Increase (reduction) in availabilities	0

Explicative notes are integrant part of the financial statements.

IRONX MINERAÇÃO S.A
Explicative notes to the special financial statements
(Amounts expressed in Brazilian Reais)

1. Operational scenario

IRONX MINERAÇÃO S.A. (new corporate name of BEGÔNIA PARTICIPAÇÕES S.A.) ("IRONX" or the "COMPANY") was established in December 18, 2007, having as a social purpose the participation in other civil or commercial societies, as a partner, shareholder or quota holders, being able to represent national or foreign societies.

The COMPANY has its headquarters at Praia do Flamengo, 154, room 501 (part).

2. Presentation of financial statements

The accounting statements were prepared according to the accounting practices adopted in Brazil, which include criteria established by Laws 6.404/76 and 10.303/01, which talk about share-based societies, associated to the standards and instructions of the CVM – *Comissão de Valores Imobiliários* (Commission of Real Estate Stocks). These financial statements comprising the period from the society's establishment, from December 18 to December 31, 2007, were prepared with the purpose to serve as a record requirement of open company to CVM, according details in note 5.

Summary of the main accounting practices

a. Result assessment

In conformance with the competent accounting regime. The result of the COMPANY is basically composed by expenses with constitution.

b. Current asset

It is presented by the net performance amount.

c. Income Tax and social contribution

The COMPANY, in this period, has not assessed a taxable profit and, consequently, did not obtain positive calculation basis for the income tax and social contribution.

3. Provision for contingencies

It is unnecessary the constitution of any provision, since the operations performed by the controller did not materialize any contingent liability.

4. Net Equity

a) Capital share

On December 31, 2007, the capital share was formed by 800 nominal common shares, without nominal value, fully subscribed, distributed as follows:

	12/31/2007	
Shareholder	*Common Shares*	*R$*
Eduardo Duarte.	790	790
Vinícius Aguillar Duarte	10	10
	800	**800**

b) Earnings

The Articles of Incorporation determines the distribution of a minimum mandatory earning of 25% of the fiscal year's net profit, adjusted in the form of the art. 202 of the Law no. 6.404/76.

5. Subsequent Events

a) Capital share to be paid-in

The balance of the capital share subscribed and not paid-in was paid-in by the shareholders on January 2008.

b) Registration as open company

On January 31, 2008, the 800 (eight hundred) common nominal shares paid-in, without nominal value, representing the total capital share of the Company, were alienated for MMX Mineração e Metálicos S.A., and the capital share was distributed as follows:

	02/01/2008	
Shareholder	*Common Shares*	*R$*
MMX Mineração e Metálicos S.A.	797	797
Eike Fuhrken Batista	1	1
Eliezer Batista da Silva	1	1
Raphael Almeida e Magalhães	1	1

800	**800**

Common shares detained by natural persons who are members of the board of directors were attributed in fiduciary character.

The Company's shareholders, present in their totality in the General Meeting held on February 1st, 2008, deliberated and approved as follows:

(i) change in the Company name from Begônia Participações S.A. to IRONX MINERAÇÃO S.A.;
(ii) change of headquarters' address from Rua Candelária, 79, penthouse 01 – (part) to Praia do Flamengo, 154, room 501 (part);
(iii) Change in the Company's social object to: (i) industry and commerce of general ore, in all of the national territory and abroad, comprising research, exploration, ploughing, benefiting, industrialization, transportation, export and commerce of ore goods; (ii) the provision of geological services; (iii) import, export, transportation and commerce of chemical and industrial ore products; (iv) the construction, manufacturing and assembly of metallic structures; (v) manufacturing, transformation, commercialization, import and export of steel products; (vi) installation, operation and exploration of integrated or non-integrated steel plants for the production and commercialization of iron and steel products and by-products; (vii) construction, operation and exploration of proprietary or third-party maritime terminals, of private, mixed or public use; (viii) construction, operation and exploration of railroads and/or proprietary or third-party railroad traffic, as a concessionary of public services or not; (ix) provision of integrated load transportation logistics services; (x) generic export and import of goods, equipments and products; (xi) generation, import, export and commercialization of electric power, implementation of electric power plants, whether of thermal, hydrical, aeolic or other source, fuel acquisition and import and implementation of associated infrastructure; (xii) development, exploration, implementation, operation and management of projects with hydrical resources, commerce of mineral or industrial water, the implementation of logistics associated to the commercialization or delivery of water and provision of services of the hydrical resource industry; (xiii) the participation in the share of other national or international corporations constituted under any corporate form and whatever the corporate objective is

(iv) update and reform of the Company's Articles of Incorporation in order to adjust it to the minimum corporate governance rules required by the Listing Regulation in the New Market of São Paulo Stock Market; and

(v) election of members of the Company's Board of Directors.

Subsequently, the General Meeting of February 25, 2008, deliberated about the change in the article 9th of the Company's Articles of Incorporation and elected

two new members of the Company's Board of Directors, each one receiving, from the shareholder MMX Mineração e Metálicos S.A., in fiduciary character, 1 (one) common emission share of the Company, with the capital share being distributed as follows;

		02/25/2008
Shareholder	*Common Shares*	*R$*
MMX Mineração e Metálicos S.A.	795	795
Eike Fuhrken Batista	1	1
Eliezer Batista da Silva	1	1
Raphael Almeida e Magalhães	1	1
Luiz do Amaral de França Pereira	1	1
Luiz Rodolfo Landim Machado	1	1
	800	**800**

IronX Mineração S.A

Management Report

The management of IronX Mineração S.A. ("IronX" or "The Company"), new corporate name of Begônia Participações S.A., submits to Your appreciation the Management Report and the correspondent Company's Special Financial Statements, with the report from the Independent auditors referring to the period comprised from the Company's establishment until December 31, 2007, according to the accounting practices adopted in Brazil.

Message to the shareholders

IronX was established on December 18, 2007, not having performed any activities in the fiscal year finished on December 31, 2007. For the 2008 fiscal year, it is expected that the Company will act as a holding company with investments in companies in the ore extraction sector, especially the exploration of iron ore, as well as in the development of associated benefiting, logistics and commercialization activities of such substance.

Financial Performance

In the fiscal year finished on December 31, 2007, the Company has not performed any income (including of financial character), due to not having performed any activities.

Earnings and Interests Over Own Capital

The S.A. Law and IronX's Articles of Incorporation require that the company distributes yearly to its shareholders a minimum mandatory earning, equivalent to a minimum percentage of its previous fiscal year's net profit. IronX's Articles of Incorporation establishes a minimum percentage of 25% of the net profit recorded in the financial statements. The mandatory earning can be paid in the form of earnings or interests over own capital. The Company's Articles of Incorporation also states that, by deliberation of the Board of Directors, semester balances can be surveyed and the Company will be able to declare in these balances the earnings to the accrued profit account. IronX's Board of Directors will also be able to declare intermediary earnings to the accrued profit account or to the profit reserve existing in the last yearly or semester balance.

Other Information

As stated in the Instruction CVM no. 381/03, art 2nd, we inform that, since the establishment of the Company until the present date, the company ACAL CONSULTORIA E AUDITORIA S/S and its related parties has not provided any other services than auditing services to IronX, as well as to its direct and indirect subsidiaries.

The Management

(There appears an ink stamp "JURIDÍCO" signed and an initial).

END